UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2014

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                           Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                                  No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                                  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐                                  No  ☒

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of  September 30, 2014 and December 31, 2013

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

ÍNDICE

Intermediate Consolidated Statements of Financial Position as of September 30, 2014 and December 31, 2013	1

Intermediate Consolidated Statements of Income by Function for the period ended at September 30, 2014 and 2013	3

Intermediate Consolidated Statements of Comprehensive Income for the period ended at September 30, 2014 and 2013	4

Intermediate Statements of Changes in Equity for the period ended at September 30, 2014 and 2013	5

Intermediate Consolidated Statements of Cash Flows for the period ended at September 30, 2014 and 2013	6

Notes to the Intermediate Consolidated Statements of Financial Position for the period ended at September 30, 2014 and 2013	7

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of September 30, 2014 and December 31, 2013

ASSETS	NOTE	09.30.2014	12.31.2013
		ThCh$	ThCh$
Current assets:

Cash and cash equivalents	5	128,515,190	79,976,126
Other financial assets	6	22,754,615	35,079,423
Other non-financial assets	7.1	9,475,460	9,695,804
Trade and other accounts receivable, net	8	155,385,009	195,434,075
Accounts receivable from related companies	12.1	4,173,580	8,028,987
Inventory	9	141,978,193	125,853,991
Current tax assets	10.1	8,269,425	3,989,697
Total current assets excluding assets held for sale		470,551,472	458,058,103
Assets held for sale		—	1,133,769
Total Current Assets		470,551,472	459,191,872

Non-Current Assets:
Other non-financial assets	7.2	33,959,526	28,796,153
Trade and other receivables	8	7,564,314	7,631,253
Accounts receivable from related parties	12.1	24,752	18,765
Investments accounted for under the equity method	14.1	72,841,680	68,673,399
Intangible assets other than goodwill	15.1	747,996,859	700,606,492
Goodwill	15.2	125,352,808	115,779,067
Property, plant and equipment	11.1	722,353,766	692,949,808
Total Non-Current Assets		1,710,093,705	1,614,454,937
Total Assets		2,180,645,177	2,073,646,809

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Financial Position

as of September 30, 2014 and December 31, 2013

LIABILITIES AND EQUITY	NOTE	09.30.2014	12.31.2013
		ThCh$	ThCh$

LIABILITIES
Current Liabilities:
Other financial liabilities	16	100,418,149	106,877,255
Trade and other accounts payable	17	158,816,064	210,446,298
Accounts payable to related parties	12.2	42,035,217	43,425,287
Provisions	18	197,320	269,906
Income taxes payable	10.2	91,283	3,679,057
Other non-financial liabilities	19	38,390,156	37,446,336
Total Current Liabilities		339,948,189	402,144,139

Non-Current Liabilities:
Other financial liabilities	16	694,920,035	596,047,558
Trade and other payables		1,475,431	1,262,043
Provisions	18	91,630,963	77,542,388
Deferred income tax liabilities	10.4	130,600,553	105,537,484
Post-employment benefit liabilities	13.3	8,154,675	8,758,111
Other non-financial liabilities	19	497,080	922,498
Total Non-Current Liabilities		927,278,737	790,070,082

Equity:	20
Issued capital		270,737,574	270,737,574
Retained earnings		218,203,768	243,192,801
Other reserves		403,063,731	346,738,667
Equity attributable to equity holders of the parent		892,005,073	860,669,042
Non-controlling interests		21,413,178	20,763,546
Total Equity		913,418,251	881,432,588
Total Liabilities and Equity		2,180,645,177	2,073,646,809

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Income by Function for the period ended at September 30, 2014 and 2013

		01.01.2014	01.01.2013	07.01.2014	07.01.2013
	NOTE	09.30.2014	09.30.2013	09.30.2014	09.30.2013
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		1,259,792,121	1,046,221,060	425,449,013	342,886,524
Cost of sales	24	(768,151,224)	(627,488,846)	(260,710,759)	(206,339,168)
Gross Profit		491,640,897	418,732,214	164,738,254	136,547,356
Other income	25	2,351,488	11,689,061	698,421	9,661,534
Distribution expenses	24	(130,625,469)	(112,786,628)	(44,531,983)	(38,299,174)
Administrative expenses	24	(245,716,971)	(200,554,692)	(84,964,065)	(65,581,951)
Other expenses	26	(16,677,653)	(22,007,580)	(7,213,021)	(11,666,017)
Other (loss) gains	28	(1,443,448)	(263,021)	(831,160)	(644,009)
Financial income	27	6,546,180	2,400,797	2,368,356	1,152,184
Financial expenses	27	(48,344,126)	(16,491,868)	(16,981,414)	(6,405,620)
Share of profit of investments accounted for using the equity method	14.3	744,852	500,031	(764,294)	(124,921)
Foreign exchange differences		(877,396)	(2,292,116)	764,492	(1,750,833)
Loss from differences in indexed financial assets and liabilities		(10,511,167)	(1,534,741)	(1,691,332)	(1,611,834)
Net income before income taxes		47,087,187	77,391,457	11,592,254	21,276,715
Income tax expense	10.3	(10,923,921)	(21,620,484)	(3,825,302)	(6,541,956)
Net income		36,163,266	55,770,973	7,766,952	14,734,759

Net income attributable to:
Equity holders of the parent		36,274,031	55,065,531	7,741,398	14,655,623
Non-controlling interests		(110,765)	705,442	25,554	79,136
Net income		36,163,266	55,770,973	7,766,952	14,734,759

Earnings per Share, basic and diluted		Ch$	Ch$	Ch$	Ch$
Earnings per Series A Share	20.5	36.50	55.40	7.79	14.75
Earnings per Series B Share	20.5	40.15	60.94	8.57	16.22

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Comprehensive Income

for the period ended at September 30, 2014 and 2013

	01.01.2014	01.01.2013	07.01.2014	07.01.2013
	09.30.2014	09.30.2013	09.30.2014	09.30.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Net income	36,163,266	55,770,973	7,766,952	14,734,759
Other Comprehensive Income:
Components of other comprehensive income that will be re-measured to net income for the period, before taxes
Gains (losses) from exchange rate translation differences	55,207,378	(16,663,370)	9,888,834	(16,423,364)
(Losses) gains from cash flow hedges	3,235,586	1,659,777	5,301,880	(140,749)
Income tax related to components of other comprehensive income that will be re-measured to net income for the period
Income tax related to exchange rate translation differences	(448,176)	8,182,756	862,182	7,555,206
Income tax related to cash flow hedges	(834,160)	(564,324)	(1,314,781)	47,855
Total comprehensive income	93,323,894	48,385,812	22,505,067	5,773,707
Total comprehensive income attributable to:
Equity holders of the parent	92,599,095	47,347,506	22,156,446	5,500,454
Non-controlling interests	724,799	1,038,306	348,621	273,253
Total comprehensive income	93,323,894	48,385,812	22,505,067	5,773,707

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Statements of Changes in Equity for the period ended at September 30, 2014 and 2013

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2014	270,737,574	—	(81,527,711)	2,258,144	(1,128,824)	427,137,058	346,738,667	243,192,801	860,669,042	20,763,546	881,432,588
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	36,274,031	36,274,031	(110,765)	36.163.266
Other comprehensive income	—	—	53,923,638	2,401,426	—	—	56,325,064	—	56,325,064	835,564	57.160.628
Comprehensive income	—	—	53,923,638	2,401,426	—	—	56,325,064	36,274,031	92,599,095	724,799	93.323.894
Dividends	—	—	—	—	—	—	—	(37,609,127)	(37,609,127)	109,682	(37,499,445)
Another decrease	—	—	—	—	—	—	—	(23,653,937)	(23,653,937)	(184,849)	(23,838,786)
Total changes in equity	—	—	53,923,638	2,401,426	—	—	56,325,064	(24,989,033)	31,336,031	649,632	31,985,663
Ending balance at 09/30/2014	270,737,574	—	(27,604,073)	4,659,570	(1,128,824)	427,137,058	403,063,731	218,203,768	892,005,073	21,413,178	913,418,251

			Other reserves
	Issued capital	Treasury shares	Translation reserves	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling Equity	Non-Controlling interests	Total Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance at 01/01/2013	270,759,299	(21,725)	(63,555,545)	—	—	427,137,058	363,581,513	239,844,662	874,163,749	19,441,172	893,604,921
Changes in Equity
Comprehensive Income
Net income	—	—	—	—	—	—	—	55,065,531	55,065,531	705,442	55.770.973
Other comprehensive income	—	—	(8,813,478)	1,095,453	—	—	(7,718,025)	—	(7,718,025)	332,864	(7.385.161)
Comprehensive income	—	—	(8,813,478)	1,095,453	—	—	(7,718,025)	55,065,531	47,347,506	1,038,306	48.385.812
Dividends	—	—	—	—	—	—	—	(75,457,854)	(75,457,854)	(2,520)	(75,460,374)
Reduce capital	(21,725)	21,725	—	—	—	—	—	—	—	—	—
Total changes in equity	(21,725)	21,725	(8,813,478)	1,095,453	—	—	(7,718,025)	(20,392,323)	(28,110,348)	1,035,786	(27,074,562)
Ending balance at 09/30/2013	270,737,574	—	(72,369,023)	1,095,453	—	427,137,058	355,863,488	219,452,339	846,053,401	20,476,958	866,530,359

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Intermediate Consolidated Statements of Cash Flows for the period ended at September 30, 2014 and 2013

		01.01.2014	01.01.2013
Cash flows provided by (used in) Operating Activities	NOTE	09.30.2014	09.30.2013
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from customers (including taxes)		1,669,692,985	1,379,712,726
Receipts from premiums and claims, annuities and other policy benefits benefits		—	24,848
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,145,525,290)	(959,448,912)
Payments to employees		(131,668,637)	(107,342,929)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(206,997,683)	(154,202,160)
Dividends received		1,542,373	2,085,031
Interest payments		(53,634,861)	(17,347,355)
Interest received		5,360,437	1,527,052
Income tax payments		(20,938,118)	(24,731,355)
Other cash movements		(5,447,128)	(1,961,575)
Cash flows provided by Operating Activities		112,384,078	118,315,371
Cash flows provided by (used in) Investing Activities
Cash flows from the sale of non-controlling (Sale of investment in Leao Alimentos y Bebidas Ltd.)		—	3,809,524
Loans to related entities		—	(44,584)
Proceeds from sale of property, plant and equipment		142,546	6,776,252
Purchase of property, plant and equipment		(86,667,960)	(136,351,323)
Proceeds from other long term assets (term deposits over 90 days)		105,708,773	16,491
Purchase of other long term assets (term deposits over 90 days)		(87,200,000)	(22,371,167)
Payments on forward, term, option and financial exchange agreements		—	(849,032)
Receipts from forward, term, option and financial exchange agreements		4,044,670	430,222
Other cash movements		(1,063,077)	—
Net cash flows used in Investing Activities		(65,035,048)	(148,583,617)
Cash Flows generated from (used in) Financing Activities
Proceeds from long-term loans obtained		1,700,007	—
Proceeds from short-term loans obtained		96,601,933	221,791,913
Proceeds from loans obtained		98,301,940	221,791,913
Loan payments		(118,642,422)	(244,042,515)
Financial lease liability payments		(5,682,377)	(24,975)
Dividend payments by the reporting entity		(39,136,544)	(26,327,813)
Other inflows (outflows) of cash (Placement and payment of public obligations)		63,906,259	113,565,625
Net cash flows (used in) generated by Financing Activities		(1,253,144)	64,962,235
Net increase in cash and cash equivalents before exchange differences		46,095,886	34,693,989
Effects of exchange differences on cash and cash equivalents		2,443,178	(381,701)
Net decrease in cash and cash equivalents		48,539,064	34,312,288
Cash and cash equivalents — beginning of year	5	79,976,126	55,522,255
Cash and cash equivalents - end of year	5	128,515,190	89,834,543

The accompanying notes 1 to 31 form an integral part of these financial statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

NOTE 1 - CORPORATE INFORMATION

Embotelladora Andina S.A., is registered under No. 00124 of the Securities Registry and is regulated by the Chilean Superintendence of Securities and Insurance (SVS) pursuant to Law 18.046.

The principal activities of Embotelladora Andina S.A. (hereafter “Andina,” and together with its subsidiaries, the “Company”) are to produce and sell Coca-Cola products and other Coca-Cola beverages. After the merger and recent acquisitions, the Company has operations in Chile, Brazil, Argentina and Paraguay. In Chile, the geographic areas in which the Company has distribution franchises are regions II, III, IV, XI, XII, Metropolitan Region, Rancagua and San Antonio. In Brazil, the Company has distribution franchises in the states of Rio de Janeiro, Espírito Santo, Niteroi, Vitoria, Nova Iguaçu, part of Sao Paulo and part of Minas Gerais. In Argentina, the Company has distribution franchises in the provinces of Mendoza, Córdoba, San Luis, Entre Ríos, Santa Fe, Rosario, Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the Province of Buenos Aires. In Paraguay the franchised territory coveres the whole country. The Company has distribution licenses from The Coca-Cola Company in all of its territories; Licenses for territories in Chile expire in 2018; in Argentine they expire in 2017 and 2018; in Brazil they expire in 2017 and in Paraguay they expire in December 2014. All of these licenses are issued at The Coca-Cola Company´s discretion and expects that these licenses, will be renewed with similar terms and conditions upon expiration.

As of September 30, 2014, the Freire Group and its related companies hold 55.68% of the outstanding shares with voting rights, corresponding to the Series A shares.

The head office of Embotelladora Andina S.A., is located on Miraflores 9153, municipality of Renca, Santiago, Chile. Its taxpayer identification number is 91.144.000-8.

NOTE 2 - BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1                     Periods covered

These consolidated financial statements encompass the following periods:

Consolidated interim statements of financial position: For the period ended at September 30, 2014 and December 31, 2013.

Consolidated interim statements of income by function and comprehensive income: For the periods from January 1 to September 30, 2014 and 2013 and for the interim three-month periods between July 1 and September 30, 2014 and 2013 .

Consolidated interim statements of cash flows: For the periods from January 1 to September 30, 2014 and 2013, using the “direct method”.

Consolidated interim statements of changes in equity:  For the periods between January 1 and September 30, 2014 and 2013 .

Rounding: The consolidated financial statements are presented in thousands of Chilean pesos and all values are rounded to the nearest thousand, except where otherwise indicated.

2.2                     Basis of preparation

The Company’s Consolidated Financial Statements for the period ended September 30, 2014 and the year ended December 31, 2013 were prepared in accordance with The Company’s Consolidated Financial Statements for the period ended September 30, 2014 and the year ended December 31, 2013 were prepared in Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”), which take precedence over the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”). The rules and instructions issued by the SVS do not differ from IFRS, except as set forth in the Circular Letter N ° 856, issued by the SVS on October 17, 2014.

Circular Letter N° 856 issued by the SVS established that the differences in assets and liabilities due to deferred taxes resulting from the first category tax rate increase introduced by Law N° 20.780, and that as of September 30, 20194 the Company increased net liabilities in ThCh$23,653,937, must be accounted for during the corresponding period against equity and not against income as indicated by IAS 12.  Consequently, Net Income attributable to the Controllers, after applying the Rules and Instructions of the SVS, amounting to ThCh$36,274,031 for the period between January 1 and September 30, 2014 and ThCh$7,741,398 for the quarter between July 1, and September 30, 2014 would have resulted in a ThCh$12,620,094 gain and a ThCh$15,912,539 loss, respectively should IFRS had been applied.

The effects resulting from rate changes due to the Chilean tax reform, are discussed in Note number 10 “Income Tax and Deferred Taxes”.

In the annual financial statements as of December 31, 2014, to be used in the preparation of form 20-F to be submitted to the Securities & Exchange Commission, in addition to the financial statements issued for purposes of compliance with the rules and instructions issued by the Chilean Superintendence of Securities and Insurance, the Company will issue financial statements in which the adjustment resulting from the application of the new Chilean tax rates to differences in assets and liabilities from deferred taxes will be accounted for under income in order to fully comply with the International Financial Reporting Standards.

Those Spanish language consolidated financial statements prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) consisted of consolidated statements of financial position as of September, 30 2014 and December 31, 2013 along with consolidated income statements by function, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows (and related disclosures), each for the two periods then ended.  Those Spanish language consolidated financial statements prepared in accordance with Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”) were then subsequently approved by the Board of Directors during their meeting held on October 28, 2014.

The accompanying English language consolidated financial statements are consistent with the previously issued Spanish language consolidated financial statements.

For the convenience of the reader, these consolidated financial statements have been translated from Spanish to English, as explained above.

These Consolidated Financial Statements have been prepared based on accounting records kept by the Embotelladora Andina S.A. (“Parent Company”) and by other entities forming part thereof. Each entity prepares its financial statements following the accounting principles and standards applicable in each country. Adjustments and reclassifications have been made, as necessary, in the consolidation process to align such principles and standards and then adapt them to Rules and instructions issued by the Chilean Superintendence of Securities and Insurance (“SVS”).

2.3                              Basis of consolidation

2.3.1                    Subsidiaries

These consolidated financial statement incorporate the financial statements of the Company and the companies controlled by the Company (its subsidiaries).  Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities as of September 30, 2014 and December 31, 2013 and results of operations and cash flows for the years ended September 30, 2014 and 2013. Income or losses from subsidiaries acquired or sold are included in the consolidated financial statements from the effective date of acquisition through to the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred to the former owners of the acquire or assumed on the date that control is obtained. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed in the period incurred.

Intercompany transactions, balances, income, expenses and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Company, where necessary.

The interest of non-controlling shareholders is presented in “Non-Controlling Interest” in the consolidated income statement and Earnings attributable to non-controlling interests”, in the consolidated statement of changes in equity.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows after eliminating intercompany balances and transactions.

The list of subsidiaries included in the consolidation is detailed as follows:

		Holding control (percentage)
		09-30-2014			12-31-2013
Taxpayer ID	Name of the Company	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	—	99.99	99.99	—	99.99	99.99

Foreign	Aconcagua Investing Ltda.	0.71	99.28	99.99	0.71	99.28	99.99

96.842.970-1	Andina Bottling Investments S.A.	99.90	0.09	99.99	99.90	0.09	99.99

96.972.760-9	Andina Bottling Investments Dos S.A.	99.90	0.09	99.99	99.90	0.09	99.99

Foreign	Andina Empaques Argentina S.A.	—	99.98	99.98	—	99.98	99.98

96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.99	—	99.99

76.070.406-7	Embotelladora Andina Chile S.A.	99.99	—	99.99	99.99	—	99.99

Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99

96.705.990-0	Envases Central S.A.	59.27	—	59.27	59.27	—	59.27

96.971.280-6	Inversiones Los Andes Ltda.	99.99	—	99.99	99.99	—	99.99

Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83

76.276.604-3	Red de Transportes Comerciales Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

Foreign	Rio de Janeiro Refrescos Ltda.	—	99.99	99.99	—	99.99	99.99

78.536.950-5	Servicios Multivending Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

78.775.460-0	Sociedad de Transportes Trans-Heca Limitada	—	99.99	99.99	—	99.99	99.99

78.861.790-9	Transportes Andina Refrescos Ltda.	99.90	0.09	99.99	99.90	0.09	99.99

96.928.520-7	Transportes Polar S.A.	99.99	—	99.99	99.99	—	99.99

76.389.720-6	Vital Aguas S.A.	66.50	—	66.50	66.50	—	66.50

93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3.2                     Investments accounted for under the equity method

Associates are all entities over which the Company exercises significant influence but does not have control. Investments in associates are accounted for using the equity method of accounting.

The Company’s share in profit or loss in associates subsequent to the acquisition date is recognized in the income statement, and its share of post acquisition movements in other comprehensive income is recognized in OCI with corresponding adjustment to the carrying amount of the investment.

Unrealized gains in transactions between the Company and its associates are eliminated to the extent of the Company´s interests in those associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment on the asset transferred. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company.

2.4                                Financial reporting by operating segment

IFRS 8 requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                  Paraguayan operations

2.5                                       Foreign currency translation

2.5.1                             Functional currency and presentation currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Chilean pesos, which is the parent company’s functional currency and the Company´s presentation currency.

2.5.2                             Balances and transactions

Foreign currency transactions are translated into the functional currency using the foreign exchange rates prevailing on the dates of the transactions. Losses and gains in foreign currency resulting from the liquidation of these transactions and the translation at the closing exchange rate of monetary assets and liabilities denominated in foreign currency are recognized in the income statements under foreign exchange rate differences, except when they correspond to cash flow hedges; in which case they are presented in the statement of comprehensive income.

The exchange rates at the close of each of the periods presented were as follows:

	Exchange rate to the Chilean peso
Date	US$ dollar	R$ Brazilian Real	A$ Argentine Peso	UF Unidad de Fomento	Paraguayan Guaraní	€ Euro
09.30.2014	599.22	244.48	71.08	24,168.02	0.1334	756.97
12.31.2013	524.61	223.94	80.45	23,309.56	0.1144	724.30
09.30.2013	504.20	226.10	87.04	23,091.03	0.1142	682.00

2.5.3                             Translate of foreign subsidiaries

The financial position and results of all entities in the Company (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)                         Assets and liabilities for the statement of financial position are translated at the closing exchange rate as of the reporting date;

(ii)                      Income and expenses of the income statement are translated at average exchange rates for the period; and

(iii)                   All resulting translation differences are recognized in other comprehensive income.

The companies that have a functional currency different from the presentation currency of the parent company are:

Company	Functional currency
Rio de Janeiro Refrescos Ltda. (Brazil Segment)	R$ Brazilian Real
Embotelladora del Atlántico S.A. (Argentina Segment)	A$ Argentine Peso
Andina Empaques Argentina S. A. (Argentina Segment)	A$ Argentine Peso
Paraguay Refrescos S. A. (Paraguay Segment)	G$ Paraguayan Guaraní

In consolidation, translation differences arising from the translation of net investments in foreign entities are recognized in other comprehensive income. Exchange differences from accounts receivable which are considered to be part of an equity investment are recognized as comprehensive income net of deferred taxes, if applicable. On disposal of the investment, such translation differences are recognized in the income statement as part of the gain or loss on the disposal of the investment.

Property, plant, and equipment

Assets included in property, plant and equipment are recognized at their historical cost or fair value on the IFRS transition date, less depreciation and cumulative impairment losses.

Historical cost of property, plant and equipment includes expenditures that are directly attributable to the acquisition of the items less government subsidies resulting from the difference between market interest rates and the government´s preferential credit rates. Historical cost also includes revaluations and price-level restatements of opening balances (attributable cost) at January 1, 2009, in accordance with the exemptions in IFRS 1.

Subsequent costs are included in the asset´s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Other accessories	4-5
Motor vehicles	5-7
Other property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of assets are reviewed and adjusted at the end of each reporting period, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to the income statement.

Items that are available for sale, and comply with the conditions of IFRS 5 “Non-current assets held for sale and discontinued operations” are separated from property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7                                     Intangible assets and Goodwill

2.7.1                             Plusvalía

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Goodwill is recognized separately and tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units; from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2                           Distribution rights

Distribution rights are contractual rights to produce and distribute products under the Coca-Cola brand in certain territories in Argentina, Brazil, Chile and Paraguay which were acquired during Business Combination.  Distribution rights have an indefinite useful life and are not amortized, as the Company believes that the agreements will be renewed indefinitely by the Coca-Cola Company with similar terms and conditions.  They are subject to impairment tests on an annual basis.

2.7.3                              Programas informáticos

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Software is amortized in administrative expenses in the consolidated income statement over a period of four years.

2.8                               Impairments of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

2.9                                       Loans and receivables

The Company classifies its financial assets into the following categories: financial assets at fair value through profit or loss, loans and receivables, financial assets held to maturity, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

At each reporting date the Company assesses if there is evidence of impairment for any asset or group of financial assets.

2.9.1                             Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets.

Derivatives are also categorized as held for trading unless they are designated as hedges.

Gains or losses from changes in fair value of financial assets at fair value through profit and loss are recognized in the income statement under financial income or expense during the year in which they incur.

2.9.2                             Loans and receivables

Loans and accounts receivable are financial assets with fixed and determinable payments that are not quoted in an active market period. Loans and receivables are not quoted in an active market. They are included in current assets, unless they are due more than 12 months from the reporting date, in which case they are classified as non-current assets. Loans and receivables are included in trade and other receivables in the consolidated statement of financial position and they are recorded at their amortized cost less a provision for impairment..

An impairment is recorded on trade accounts receivable when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The loss is recognized in administrative expenses in the consolidated income statement.

2.9.3                             Financial assets held to maturity

Other financial assets corresponds to bank deposits that the Company’s management has the positive intention and ability to hold until their maturity. They are recorded in current assets because they mature in less than 12 months from the reporting date and are carried at cost, which approximates their fair value considering their short-term nature.

Accrued interest is recognized in the consolidated income statement under financial income during the year in which it occurs.

2.10                                Derivatives financial instruments and hedging activities

The Company uses derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, property, plant and equipment, and loan obligations.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1                       Derivative financial instruments designated as cash flow hedges

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences”.  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2                       Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the consolidated income statement under “Other income and losses”.  The fair value of these derivatives are recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in financial instrument contracts to determine whether their characteristics and risks are closely related to the master agreement, as stipulated by IAS 39.

Fair value hierarchy

The Company records assets and liabilities as of September 30, 2014 and December 31, 2013 based on its derivative foreign exchange contracts, which are classified within other financial assets (current assets and non-current) and other current financial liabilities (current and non-current financial liabilities), respectively. These contracts are carried at fair value in the statement of financial position. The Company uses the following hierarchy for determining and disclosing financial instruments at fair value by valuation method:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3: Inputs for the assets or liabilities that are not based on observable market data information.

During the period ended September 30, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using Level 2.

2.11                                Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12                                Trade receivables

Trade accounts receivables are recognized initially at fair value and subsequently measured at amortized cost less provision for impairment, given their short term nature. A provision for impairment is made when there is objective evidence that the Company may not be able to collect the full amount according to the original terms of the receivable, based either on individual or on global aging analyses. The carrying amount of the asset is reduced by the provision amount and the loss is recognized in administrative expenses in the consolidated income statement.

2.13                                Cash and cash equivalents

Cash and cash equivalents include cash on hand, time deposits with banks and other short-term highly liquid and low risk of change in value investments with original maturities of three months or less.

2.14                                Other financial liabilities

Bank borrowings are initially recognized at fair value, net of transaction costs. These liabilities are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.  For the periods ended September 30, 2014 and 2013, no borrowing costs have been capitalized

2.15                                Government subsidies

Government subsidies are recognized at fair value when it is certain that the subsidy will be received and that the Company will meet all the established conditions.

Subsidies for operating costs are deferred and recognized on the income statement in the period that the operating costs are incurred.

Subsidies for purchases of property, plant and equipment are deducted from the costs of the related asset in property, plant and equipment and depreciation is recognized on the income statement, on a straight-line basis during the estimated useful life of the related asset.

2.16                                Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized or the deferred income tax liability is settled.

In the case of the recently approved tax reform in Chile by Law 20,780, and according to Circular Letter N° 856, issued by the Chilean Superintendence of Securities and Insurance, the effects resulting from changes in deferred taxes arising from changes in rates were accounted for under equity accounts.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be ultilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the foreseeable future, the amount of deferred tax not recognized in this connection amounted to ThCh$57,756,277 at September 30, 2014.

2.17                                Employee benefits

The Company provides for post-retirement compensation to its retirees according to their years of service and the individual and collective contracts in place. This provision is recognized in the balance sheet at the present value of the defined benefit obligation using the projected unit credit method based on discounted estimated future cash outflows using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and with terms approximating the terms of the related pension obligation.

Actuarial variables updated income are recorded under other comprehensive income, beginning 2013, according to amendments established by IAS 19.

The Company also has an executive retention plan. It is accounted for as a liability according to the guidelines of the plan. This plan grants certain executives the right to receive a fixed cash payment on a pre-set date once they have completed the required years of employment.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under provisions.

2.18                                Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.19                                 Leases

a)        Operating leases

Operating lease payments are recognized as an expense on a straight-line basis over the term of the lease.

b)        Finance leases

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges.

The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

erés sobre el saldo restante del pasivo para cada período.

2.20                                Deposits for returnable containers

This liability comprises of cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated amount of bottles in circulation, and a historical average weighted value per bottle or containers.

Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year.  However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.21                                Revenue recognition

Revenue is measured at fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s business. Revenue presents amounts receivable for goods supplied net of value-added tax, returns, rebates, and discounts and net of sales between companies that are consolidated.

The Company recognizes revenue when the amount of revenue can be reliably measured and it is probable that the future economic benefits will flow to the Company.

Revenues are recognized once the products are physically delivered to customers.

2.22                                 Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company related to the financing of advertising and promotional programs for its products in the territories where it has distribution licenses. The contributions received are recorded as a reduction in marketing expenses in the consolidated income statement. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

In certain limited situations, there is a legally binding agreement with The Coca-Cola Company through which the Company receives contributions for the building and acquisition of specific items of property, plant and equipment.  In such situations, payments received pursuant to these agreements are recorded as a reduction of the cost of the related assets.

2.23                                Dividend payments

Dividend payments to the Company’s shareholders are recognized as a liability in the Company´s consolidated financial statements, based on the obligatory 30% minimum in accordance with the Corporations Law.

2.24                       Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts. The estimates and judgments that might have a material impact on future financial statements are explained below:

2.24.1 Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful lives (such as distribution rights) have suffered any loss of impairment. The recoverable amounts of cash generating units are determined based on value-in-use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation.  The estimation of these variables requires an use of estimates and judgments as they are subject to inherent uncertainties;  however, the assumptions are consistent with the Company´s internal planning end past results. Therefore, management evaluates and updates estimates according to the conditions affecting the variables.  If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill.

2.24.2 Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value.  Fair value is the amount at which an asset can be purchased or sold or a liability can be incurred or liquidated in an actual transaction among parties under mutually independently agreed conditions which are different from a forced liquidation.

The basis for measuring assets and liabilities at fair value are their current prices in an active market.  For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows which do not come from these, but from other assets. The Company also applies estimations over the time period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.24.3                      Allowances for doubtful accounts

The Company evaluates the collectability of trade receivables using several factors. When the Company becomes aware of a specific inability of a customer to fulfill its financial commitments, a specific provision for doubtful accounts is estimated and recorded, which reduces the recognized receivable to the amount that the Company estimates to be able to collect. In addition to specific provisions, allowances for doubtful accounts are also determined based on historical collection history and a general assessment of trade receivables, both outstanding and past due, among other factors.

2.24.4                      Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company´s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.24.5                      Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated on the basis of the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management makes several assumptions in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.25                                New IFRS and interpretations of the IFRS Interpretations Committee (IFRSIC)

a)             The following standards, amendments and interpretations are mandatory for the first time for financial years beginning on January 1, 2014:

Standards and interpretations	Mandatory for the years beginning from

IFRIC 21 “Levies” - Indicates the accounting treatment for a liability to pay a levy if that liability is within the scope of IAS 37. It proposes to recognize that liability when the source of the liability occurs and payment cannot be avoided. The source of the liability will be the one established by the corresponding legislation and it may occur on a certain date or gradually over time. Early adoption is permitted.

01/01/2014

Amendments and improvements	Mandatory for the years beginning from
IAS 32 “Financial Instruments: Presentation” - Amends the requirements for compensating financial assets and liabilities in the Statement of Financial Position. Early adoption is permitted.	01/01/2014

IAS 27 “Separate Financial Statements” and IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of information about interest in other entities” - The amendments include the definition of an entity’s investment and incorporate an exception to consolidate certain subsidiaries belonging to investment entities. The amendment also incorporates new information disclosure requirements relating to investment entities in IFRS 12 and IAS 27.

01/01/2014

IAS 36 “Impairment of Assets” - Amends disclosure of information regarding recovery of non-financial assets aligning them with IFRS 13 requirements. Early adoption is permitted.	01/01/2014

IAS 39 “Financial Instruments: Recognition and Measurement” - Sets certain conditions for the novation of derivatives and continuation of hedge accounting; preventing novations resulting from laws and regulations affecting the financial

01/01/2014

statements. Early adoption is permitted.

IAS 19 “Employee Benefits” - This amendment applies to contributions to defined benefit plans from employees or third parties. The amendment target is to simplify accounting of contributions that are independent of the number of years of service of employees, for example, contributions for employees calculated according to a fixed percentage of the salary.

01/01/2014

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.

IFRS 2 “Share-based Payment” - Amends the definition of ‘Vesting Condition’ and ‘Market Condition”. “Performance Condition’ and ‘Service Condition’ are defined separately. This amendment should be applied for future periods to share-based payment transactions for which the date of grant is July 1, 2014 or later. Early adoption is permitted.

07/01/2014

IFRS 3 “Business Combinations” - The standard is amended to clarify that the obligation to pay contingent consideration which complies with the definition of financial instrument is classified as financial liability or as equity, based on IAS 32 definitions, and that all non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date with changes in fair value recognized in results. Consequently, changes are also introduced to IFRS 9, IAS 37 and IAS 39. The amendment applies for future periods to business combinations whose acquisition date is July 1, 2014 or later. Early adoption is permitted provided amendments to IFRS 9 and IAS 37 also issued as part of the 2012 plan are also early adopted.

07/01/2014

IFRS 8 “Operating Segments” -  The standard is amended to include the disclosure requirement of management judgement in the aggregation of operating segments. The standard was additionally amended to require a reconciliation between the segment’s assets with the entity’s assets, when assets are reported by segment. Early adoption is permitted.

07/01/2014

IFRS 13 “Fair Value Measurement” - The IASB has amended the basis of the conclusions of IFRS 13 to clarify that the ability to measure short term accounts receivable and accounts payable in nominal amounts is not removed if there is no significant effect of not updating

07/01/2014

IAS 16 - “Property, plant and equipment”, and IAS 38 “Intangible assets” - Both standards are amended regarding treatment of gross value in accounting books and accumulated depreciation when the entity uses the revaluation model. Early adoption is permitted.

07/01/2014

IAS 24 - Disclosure information on related parties” - The standard is amended to include as a related company, an entity that provides key directing personnel to the	07/01/2014

reporting company or to the parent company of the reporting company (“the managing company”). Early adoption is permitted.

Improvements to International Financial Reporting Standards (2012) Issued in December 2013.

IFRS 1 “First time adoption of International Financial Reporting Standards” - The standard is amended as to when a new version of a standard is not mandatory, but it is available for early adoption, the entity adopting IFRS for the first time may chose to apply the old version or the new version of the standard, as long as it applies the same standard during all periods.

07/01/2014

IFRS 3 “Business Combinations” - The standard is amended to clarify that IFRS 3 is not applicable to accounting of a joint venture under IFRS 11. The amendment also clarifies that the exemption scope is only applied to the financial statements of the joint agreement in itself.

07/01/2014

IFRS 13 “Fair Value Measurement” - Clarifies that the portfolio exemption under IFRS 13, which allows an entity to measure fair value of a group of financial assets and liabilities over its net value, is applicable to all contracts (including non-financial contracts) within the scope of IAS 39 or IFRS 9. An entity must apply amendments for future periods from the beginning of the yearly period in which IFRS 13 is applied.

07/01/2014

IAS 40 “Investment Properties” - The standard is amended to clarify that IAS 40 and IFRS 3 are not mutually exclusive. Upon preparing financial information, application guidelines of IFRS 3 should be considered in order to determine if the acquisition of an investment property is or is not a business combination. This amendment can be applied to individual acquisitions of investment property before the mandatory date, if and only if the necessary information for the application of the amendment is available.

07/01/2014

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

b)             The new standards, interpretations and amendments issued, which are not in force for the 2014 period, for which no early adoption has been adopted are as follows.

Standards and interpretations	Mandatory for the years beginning from

IFRS 9 “Financial Instruments” - Amends classification and measurement of financial assets. Establishes two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. This standard was subsequently amended to include treatment and classification of financial liabilities. The main change is that if the fair value of financial liabilities is adopted, the change in fair value attributable to changes in the entity’s own credit risk is recognized in other comprehensive income instead of income, unless this generates an accounting asymmetry. Early adoption is permitted

01/01/2018

IFRS 14 “Regulatory Deferral Accounts” - Provisional standard regarding accounting of certain balances generated by regulated tariff activities (“regulatory deferral accounts”). This standard is only applicable to entities applying IFRS 1 as first time adopters of IFRS.

01/01/2016

IFRS 15 “Revenues from Contracts with Customers” - Establishes the principles to be applied by an entity in presenting useful information for users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The core principle is that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Its application replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue — Barter Transactions Involving Advertising Services. Early adoption is permitted.

01/01/2017

Amendments and improvements	Mandatory for the years beginning from

IFRS 9 “Financial instruments” - The amendments include a substantial review on hedge accounting to enable entities to better reflect their risk management activities in the financial statements. Likewise, this amendment enables entities to early adopt the requirement to recognize the changes in fair value attributable to changes in the entity’s own credit risk (for financial liabilities designated under the fair value option), in other comprehensive income. Said amendment can be applied without having to adopt the remainder of IFRS 9. The amendment is mandatory for periods beginning on July 1, 2014. An entity must apply the amendments in future reporting periods from the beginning of the first yearly period in which IFRS 13 is applied.

01/01/2018

IFRS 11”Joint Arrangements” - This amendment incorporates guidance to the standard regarding how to account for the acquisition of an interest in a joint operation which constitutes a business, thus specifying the appropriate treatment for

01/01/2016

said acquisition.

IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”- The amendment clarifies that the use of asset amortization methods based on revenue is not appropriate, given that the revenue generated by the activity that includes use of assets generally reflects other factors different from the use of economic benefits embedded in the asset. Likewise, it clarifies that revenues in general are an inappropriate base to measure consumption of economic benefits embedded in the intangible asset.

01/01/2016

IAS 16 “Property, Plant and Equipment” and IAS 38 “Agriculture”- The amendment modifies financial information regarding “bearer plants” such as vines, rubber and palm oil trees. The amendment defines the concept of a “bearer plant” and establishes that it should be accounted for as property, plant and equipment, because its operation is similar to that of a production facility. As a result, it is brought into the scope of IAS 16 rather than IAS 41. Products grown in bearer plants will remain within scope of IAS 41. Early application is permitted.

01/01/2016

IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” The amendment clarifies that when an asset (or disposal group) is reclassified from “held for sale” to “maintained for distribution”, or vice versa, this does not constitute an amendment to a sale or distribution plan, and does not have to be accounted for as such. This means that the asset (or disposal group) need not be reinstalled in the financial statements as if it had never been classified as “held for sale” or “maintained for distribution”, simply because the provision conditions have changed. The amendment also corrects an omission in the standard explaining that guidance on changes to a sales plan should be applied to an asset (or disposal group) that is no longer maintained for distribution, but that is not reclassified as “held for sale”

01/01/2016

IFRS 7 “Financial Instruments: Disclosures” There are two amendments to IFRS 7. (1) Service Agreements: if an entity transfers a financial asset to a third party under conditions that allow the grantor to write off the asset, IFRS 7 requires disclosure of any type of continued implication that the entity may still have in the transferred assets. IFRS 7 provides guidance regarding continued implication in this context. The amendment is prospective with the option to retroactive application. This also affects IFRS 1 to give the same option to those who apply IFRS for the first time. (2) Interim Financial Statements: The amendment clarifies the additional disclosure required by IFRS 7 amendments, “Offsetting financial assets and financial liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retroactive.

01/01/2016

IFRS 19 “Employee Benefits” - The amendment clarifies that in order to determine the liabilities’ discount rate for post-employment benefits it should be denominated in the same currency as the benefits to be paid and not the currency from the country where it has been generated. The evaluation of the existence of a broad market for high quality corporate bonds is based on corporate bonds denominated in that currency, not on corporate bonds from a specific country. Likewise, where a broad market for high quality corporate bonds in that currency does not exist, government bonds should be used in the corresponding currency. The amendment is retroactive but limited to the beginning of the first period presented.

01/01/2016

IAS 34 “Interim Financial Reporting” The amendment clarifies the meaning of “elsewhere in the interim report”. The new amendment to IAS 34 requires a cross-reference of the interim financial statements as to the location of said information. The amendment is retroactive.

01/01/2016

The Company´s management considers the adoption of standards, amendments and interpretations previously described, will not have a significantly impact on the consolidated financial statements of the Company in the period of their adoption.

2.26                                                Reclassifications and other adjustments

Certain amounts of the consolidated financial statements have been reclassified regarding what was previously reported at December 31, 2013.  A summary of which is presented as follows:

Consolidated Statements of Financial Position:

	Previosuly Reported at 12.31.2013	Current Reporting 12.31.2013
	ThCh$	ThCh$
Other current financial assets (a)	36,471,637	35,079,423
Total current assets	460,450,317	459,191,872

Other non current financial assets (a)	7,922,287	—
Total non current assets	1,622,377,224	1,614,454,937
Total assets	2,082,961,310	2,073,646,809

Other non current financial liabilities (a)	605,362,059	596,047,558
Total non current liabilities	799,384,583	790,070,082
Total equity and liabilities	2,082,961,310	2,073,646,809

(a)         Classification of financial hedge instruments — Financial assets generated by currency hedges associated with financial liabilities taken in Chile as in Brazil, were valued at their fair value at December 31, 2013, resulting in a ThCh$9,314,501 asset, which was classified as other financial assets. Since these financial instruments are framed within the hedging strategy of the financial debt acquired by the Company and to ensure a better presentation of the figures, these assets have been reclassified under other non current financial liabilities, which is where all financial liabilities expected to be hedged are presented.

NOTE 3 — BUSINESS COMBINATIONS

a)        Merger with Embotelladoras Coca-Cola Polar S.A.:

On March 30, 2012, after completion of due-diligence procedures, the Company signed a Promissory Merger Agreement with Embotelladoras Coca-Cola Polar S.A. (“Polar”). Polar is also a Coca-Cola bottler with operations in Chile, servicing territories in the II, III, IV, XI and XII regions; in Argentina, servicing territories in Santa Cruz, Neuquén, El Chubut, Tierra del Fuego, Río Negro, La Pampa and the western zone of the province of Buenos Aires; and in Paraguay servicing the whole country.  The merger was made in order to reinforce the Company’s leading position among other Coca-Cola bottlers in South America.

Prior to the finalization of the merger and the approval of the shareholders at the Shareholders´Meetings of the Company and Polar, dividends were distributed among their respective shareholders, in addition to those already declared and distributed from 2011 results. Dividends distributed by the Company and Polar amounted to Ch$ 28,155,862,307 and Ch$ 29,565,609,857, respectively, which represented Ch$ 35.27 per each Series A share and Ch$ 38.80 per each Series B share. The physical exchange of shares took place on October 16, 2012, when the former shareholders of Polar obtained a 19.68% ownership interest in the merged Company. Based upon the terms of the executed agreements, the Company took actual control over day-to-day operations of Polar as of October 1, 2012, when it began to consolidate Polar’s operating results. As a result of Embotelladora Andina becoming the legal successor of Polar’s rights and obligations, the Company indirectly acquired additional ownership interests in Vital Jugos S.A., Vital Aguas S.A., and Envases Central S.A., in addition to its existing ownership interests in those entities.  The Company’s current ownership enables it to exercise control over these entities, and thus, consolidate them into its consolidated financial statements from October 1, 2012.

As part of the business combination, the Company obtained controls over Vital Jugos S.A., Vital Aguas S.A. and Envases Central S.A. because of the combination of its news shares and existing shares in these entities. Under IFRS 3, because the business combination of Vital Jugos S.A., and Vital Aguas S.A., and Envases Central S.A., was achieved in stages, carrying value of the Company´s previously held equity interest in these entities was re-measured to fair value at the acquisition date. The Company has not recognized any gain or loss in its 2012 income statement due to the fact that carrying values of these investments were not significantly different from their fair values.

A total of 93,152,097 Series A shares and 93,152,097 Series B shares were issued at closing in exchange for 100% of Polar’s outstanding shares. The total purchase price was ThCh$ 461,568,641 based on a share price of Ch$ 2,220 per Series A share and Ch$ 2,735 per Series B share on October 1, 2012. There are no contingent purchase price provisions. Transaction related costs of ThCh$ 193,825 in 2013 and ThCh$ 4,517,661 in 2012 were expensed as incurred, and recorded as a component of other expenses in the consolidated income statement.

The fair value of Polar’s net assets acquired is as follows:

ThCh$
Total current assets acquired, including cash amounting to $4.760.888	11,063,598
Accounts receivable	31,980,882
Inventories	23,491,532
Property, plant and equipment	153,012,024
Other non current assets	6,651,326
Deferred income tax assets	8,570,596
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	459,393,920
Total assets	694,163,878
Indebtedness	(99,924,279)
Provisions	(41,840,383)
Deferred income tax liabilities	(81,672,940)
Other liabilities	(25,617,704)
Total liabilities	(249,055,306)
Net assets acquired	445,108,572
Goodwill	16,460,068
Total consideration excluding non-controlling interests (purchase price)	461,568,640

The Company determined the fair value of its distribution rights, and property, plant and equipment using discounted cash flow models, replacement costs for similar assets, and market based appraisals.  Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through related synergies with the available distribution capacity.  Goodwill has been assigned to the Company´s operating segments in Chile (ThCh$ 8,503,023), Argentina (ThCh$ 1,041,633), and Paraguay (ThCh$ 6,915,412). Goodwill is not expected to be tax deductible for income tax purposes

b)        Acquisition of Companhia de Bebidas Ipiranga:

On June 18, 2013 the Board of Directors of Embotelladora Andina S.A., unanimously approved the acquisition of the Brazilian company Companhia de Bebidas Ipiranga. The aforementioned company is dedicated to the marketing and distribution of Coca-Cola products in parts of the territories of São Paulo and Minas Gerais, serving approximately 23,000 customers. Such approval was reflected in a purchase and sale agreement signed on July 10, 2013.

After the transaction was approved by Coca-Cola and the Administrative Council of Economic Defense of Brazil, on October 11, 2013 the Brazilian subsidiary, Rio de Janeiro Refrescos Ltda., completed the acquisition of 100% of the shares of Companhia de Bebidas Ipiranga. The acquisition price was ThR$1,155,446 (equivalent to ThCh$ 261,244,818) and was paid in cash by Rio de Janeiro Refrescos Ltda. using proceeds from intercompany loans and a capital contribution from the parent.

Transaction costs of ThCh$ 578,864 were charged to results at the time they were incurred, and were recorded as other expenses within the Company’s consolidated income statement.

Estimated fair value of the net assets acquired of Companhia de Bebidas Ipiranga is as follows:

ThCh$
Total current assets acquired, including cash in the amount of ThCh$8,963,612	14,117,173
Trade accounts receivable	11,462,843
Inventories	6,930,932
Property, plant and equipment	68,575,023
Deferred tax assets	85,404,849
Other non-current assets	6,702,764
Contractual rights to distribute Coca-Cola products (“Distribution Rights”)	228,359,641
Total assets	421,553,225
Indebtedness	(30,392,168)
Suppliers	(12,471,093)
Contingencies (refer to note 22.1)	(70,902,559)
Deferred taxes	(91,830,873)
Other liabilities	(9,966,908)
Total liabilities	(215,563,601)
Net asset acquired	205,989,624
Goodwill	55,255,194
Total value transferred (purchase price)	261,244,818

The fair value of distribution rights and property, plant and equipment, was calculated by the Company, using valuation models such as discounted cash flows. Distribution rights are expected to be tax deductible for income tax purposes.

The Company expects to recover goodwill through synergies related to available production capacity.  Goodwill has been assigned to the Company’s Brazil operating segment in the amount of ThCh$55,255,194.  Goodwill is expected to be tax deductible for income tax purposes.

During the fiscal year 2014, and using the guidelines of IFRS 3 “Business Combinations” that allows to adjust the values assigned to the purchase by knowledge of new information which was not available at the first date of recognition, we have increased the allowance value from contingencies of the Brazilian company Compañía de Bebidas Ipiranga, given litigation that already existed at the date of purchase in an amount of ThCh$ 2,591,573, the net tax value of ThCh$ 1,710,437 was assigned to goodwill from the purchase.

The condensed income statement of Companhia de Bebidas Ipiranga for the period January 1, 2013 to September 30, 2013 is as follows:

(Unaudited)
ThCh$
Net sales	118,893,156
Income before taxes	427,170
Net loss	(3,845,388)

NOTE 4 —  REPORTING BY SEGMENT

The Company provides information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief operating decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company´s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•                 Chilean operations

•                 Brazilian operations

•                 Argentine operations

•                 Paraguayan operations

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Total income by segment includes sales to unrelated customers and inter-segment sales, as indicated in the Company’s consolidated statement of income.

Net expenses related to corporate management, have been assigned to the Chilean operating segment.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended September 30, 2014	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	260,261,001	264,091,803	348,345,953	74,794,789	(101,371)	947,392,175
Other beverages	90,819,785	38,931,404	162,835,470	15,710,840	—	308,297,499
Packaging	—	4,714,090	—	—	(611,643)	4,102,447
Net sales	351,080,786	307,737,297	511,181,423	90,505,629	(713,014)	1,259,792,121
Cost of sales	(213,596,487)	(178,641,529)	(320,344,274)	(56,281,948)	713,014	(768,151,224)
Distribution expenses	(37,093,675)	(48,461,018)	(40,149,937)	(4,920,839)	—	(130,625,469)
Administrative expenses	(75,125,388)	(59,759,799)	(95,720,271)	(15,111,513)	—	(245,716,971)
Interest income	2,911,276	60,020	3,403,049	171,835	—	6,546,180
Interest expense	(12,593,714)	(6,239,250)	(29,286,183)	(224,979)	—	(48,344,126)
Interest expense, net	(9,682,438)	(6,179,230)	(25,883,134)	(53,144)	—	(41,797,946)
Share of the entity in income of associates accounted for using the equity method, total	(34,224)	—	779,076	—	—	744,852
Income tax expense	(4,763,693)	(2,353,592)	(2,099,986)	(1,706,650)	—	(10,923,921)
Other income (loss)	(11,484,537)	(6,075,298)	(10,395,019)	796,678	—	(27,158,176)
Net income of the segment reported	(699,656)	6,266,831	17,367,878	13,228,213	—	36,163,266

Depreciation and amortization	28,966,175	13,347,260	24,844,061	9,719,381	—	76,876,877

Current assets	220,936,976	82,825,158	136,617,421	30,171,917	—	470,551,472
Non current assets	620,146,208	117,297,174	681,837,079	290,813,244	—	1,710,093,705
Segment assets, total	841,083,184	200,122,332	818,454,500	320,985,161	—	2,180,645,177

Carrying amount in associates and joint ventures accounted for using the equity method, total	17,385,712	—	55,455,968	—	—	72,841,680
Capital expenditures and other	33,206,910	20,552,878	22,634,664	10,273,508	—	86,667,960

Current liabilities	58,561,394	103,020,148	152,107,156	26,259,491	—	339,948,189
Non-current liabilities	510,358,937	16,905,569	381,221,464	18,792,767	—	927,278,737
Segment liabilities, total	568,920,331	119,925,717	533,328,620	45,052,258	—	1,267,226,926

Cash flows provided by in Operating Activities	46,129,931	480,978	45,465,974	20,307,195	—	112,384,078
Cash flows used in Investing Activities	(10,647,587)	(21,479,289)	(22,634,664)	(10,273,508)	—	(65,035,048)
Cash flows provided by (used in) Financing Activities	10,388,533	14,422,456	(24,300,293)	(1,763,840)	—	(1,253,144)

For the period ended September 30, 2013	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Softdrinks	255,136,219	270,394,193	249,484,971	66,679,519	(1,082,992)	840,611,910
Other beverages	83,406,045	30,403,309	74,994,284	12,403,456	—	201,207,094
Packaging	—	4,815,077	—	—	(413,021)	4,402,056
Net sales	338,542,264	305,612,579	324,479,255	79,082,975	(1,496,013)	1,046,221,060
Cost of sales	(204,359,439)	(174,970,271)	(196,957,475)	(52,697,674)	1,496,013	(627,488,846)
Distribution expenses	(31,993,765)	(49,403,593)	(27,106,075)	(4,283,195)	—	(112,786,628)
Administrative expenses	(69,650,681)	(60,066,937)	(56,769,923)	(14,067,151)	—	(200,554,692)
Interest income	1,116,684	18,071	1,151,817	114,225	—	2,400,797
Interest expense	(9,530,053)	(3,589,453)	(3,073,036)	(299,326)	—	(16,491,868)
Interest expense, net	(8,413,369)	(3,571,382)	(1,921,219)	(185,101)	—	(14,091,071)
Share of the entity in income of associates accounted for using the equity method, total	29,854	—	470,177	—	—	500,031
Income tax expense	(4,853,414)	(3,361,589)	(12,664,924)	(740,557)	—	(21,620,484)
Other income (loss)	(8,179,128)	(5,557,446)	54,070	(725,893)	—	(14,408,397)
Net income of the segment reported	11,122,322	8,681,361	29,583,886	6,383,404	—	55,770,973

Depreciation and amortization	26,731,018	11,501,360	12,471,399	7,688,927	—	58,392,704

Current assets	201,129,150	72,675,747	95,668,274	20,880,102	—	390,353,273
Non current assets	624,033,022	128,887,958	255,010,867	245,729,601	—	1,253,661,448
Segment assets, total	825,162,172	201,563,705	350,679,141	266,609,703	—	1,644,014,721
Carrying amount in associates and joint ventures accounted for using the equity method, total	17,494,271	—	54,965,138	—	—	72,459,409
Capital expenditures and other	41,632,284	36,211,149	44,980,654	13,527,236	—	136,351,323
Current liabilities	164,910,760	103,302,035	65,973,444	24,446,767	—	358,633,006
Non-current liabilities	276,308,423	15,205,767	110,773,319	16,563,847	—	418,851,356
Segment liabilities, total	441,219,183	118,507,802	176,746,763	41,010,614	—	777,484,362

Cash flows provided by in Operating Activities	49,743,388	8,901,016	45,641,373	14,029,594	—	118,315,371
Cash flows used in Investing Activities	(58,148,593)	(35,736,658)	(41,171,130)	(13,527,236)	—	(148,583,617)
Cash flows provided by (used in) Financing Activities	48,524,655	22,464,578	(1,905,102)	(4,121,896)	—	64,962,235

NOTE 5 —  CASH AND CASH EQUIVALENTS

Cash and cash equivalents are detailed as follows as of September 30, 2014 and December 31, 2013:

Description By item	09.30.2014	12.31.2013
	ThCh$	ThCh$
Cash	849,325	505,545
Bank balances	17,706,754	23,317,938
Time deposits	71,232,549	16,233,044
Mutual funds	38,726,562	39,919,599
Total cash and cash equivalents	128,515,190	79,976,126

By currency	ThCh$	ThCh$
Dollar	8,738,192	10,021,933
Euro	10,728	522
Argentine Peso	288,102	7,947,636
Chilean Peso	78,317,171	30,452,472
Paraguayan Guaraní	12,488,638	3,970,265
Brazilian Real	28,672,359	27,583,298
Total cash and cash equivalents	128,515,190	79,976,126

5.1             Time deposits

Time deposits defined as cash and cash equivalents are detailed as follows at September 30, 2014 and 2013

Placement	Institution	Currency	Principal	Annual rate	09.30.2014
			ThCh$	%	ThCh$
09-26-2014	Banco de Chile	Chilean pesos	12,500,000	3.60	12,505,000
08-14-2014	Banco Santander	UF	4,500,000	1.65	4,526,738
08-14-2014	Banco de Chile	UF	4,500,000	1.25	4,524,379
08-14-2014	Banco Estado	UF	4,500,000	1.15	4,523,790
08-19-2014	Banco Santander	UF	5,480,000	1.45	5,508,242
08-29-2014	Banco Itaú	UF	6,000,000	0.60	6,020,066
08-29-2014	Banco Santander	UF	6,000,000	0.70	6,020,601
09-26-2014	Banco Santander	UF	8,950,000	0.15	8,953,724
09-26-2014	Banco HSBC	UF	8,950,000	0.54	8,954,112
09-30-2014	Banco Regional S.A.E.C.A.	Guaranies	1,671,619	4.0	1,671,619
07-16-2014	Banco GNB	Guaranies	1,333,972	4.75	1,333,972
07-16-2014	Banco Citibank NA	Guaranies	1,333,972	4.70	1,333,972
08-25-2014	Banco BBVA Paraguay S.A.	Guaranies	1,333,972	4.75	1,333,972
09-09-2014	Banco Itaú Paraguay S.A.	Guaranies	2,667,943	4.50	2,667,943
09-25-2014	Banco Citibank NA	Guaranies	1,333,971	4.50	1,333,971
09-18-2014	Banco Votorantim	Reales	20,448	8.82	20,448

	Total				71,232,549

Placement	Entidad	Moneda	Capital	Tasa anual	31.12.2013
			ThCh$	%	ThCh$
12-18-2013	Banco Chile	Chilean pesos	4,340,000	4.56	4,347,147
12-18-2013	Banco Santander	Chilean pesos	4,340,000	4.92	4,347,705
12-11-2013	Banco Chile	Chilean pesos	3,000,000	4.68	3,007,800
12-18-2013	Banco HSBC	Chilean pesos	2,579,000	4.56	2,583,247
12-31-2013	Banco Regional S.A.E.C.A.	Guaranies	1,929,567	3.50	1,929,567
12-18-2013	Banco Votorantim	Reales	16,702	8.82	17,578

		Total			16,233,044

5.2             Money Market

Money market mutual fund´s shares are valued using the share values at the close of each reporting period. Below is a description for the end of each period:

Institution	09.30.2014	12.31.2013
	ThCh$	ThCh$
Mutual fund Soberano Banco Itaú – Brazil	21,897,853	20,414,604
Mutual fund mutuo Corporativo Banchile - Chile	8,590,529	9,720,215
Western Assets Institutional Cash Reserves - USA	3,071,833	6,427,025
Fund Mutuo BCI - Chile	2,181,000	—
Fund Mutuo BBVA - Chile	1,791,000	—
Fund Mutuo Scotiabank - Chile	1,042,000	—
Mutual fund Wells Fargo - USA	152,347	133,378
Fondo mutuo Banco Galicia - Argentina	—	3,224,247
UBS	—	130
Total Mutual funds	38,726,562	39,919,599

NOTE 6 —         OTHER CURRENT FINANCIAL ASSETS

Below are the financial instruments held by the Company at September 30, 2014 and December 31, 2013, other than cash and cash equivalents.  They consist of time deposits with short-term maturities (more than 90 days), restricted mutual funds and derivative contracts. Financial instruments are detailed as follows:

Current year 2014

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	09.30.2014
				ThCh$	%	ThCh$

05-30-2014	12-10-2014	Banco Itaú - Chile		$10,800,000	4.38	10,961,622
05-30-2014	12-10-2014	Banco Santander - Chile		$5,400,000	4.44	5,481,918
09-18-2014	10-20-2014	Banco Santander Rio - Argentina	Ar$	364,445	21.40	364,445
09-22-2014	10-22-2014	Banco Galicia - Argentina	Ar$	290,793	20.05	290,793
09-19-2014	10-20-2014	Banco Santander Rio - Argentina	Ar$	393,406	21.40	393,406

				Subtotal		17,492,184

		09.30.2014
		ThCh$
Mutual funds
Banco Credito e Inversiones - Chile		73,390
Western Assets Institutional Cash Reserves - USA		1,093,499

		1,166,889
Bonds
Bonos Provincia Buenos Aires - Argentina		4,811

Derivative futures contracts
Derivative futures contracts (see note Note 21)		4,090,731

Total other current financial assets	Total	22,754,615

Current year 2013

Time deposits

Placement	Maturity	Institution	Currency	Principal	Annual Rate	12.31.2013
				ThCh$	%	ThCh$
09-13-2013	02-13-2014	Banco HSBC - Chile		$1,650,000	5.40	1,676,978
09-30-2013	03-26-2014	Banco Santander - Chile		$1,600,000	5.52	1,622,571
10-10-2013	02-13-2014	Banco Santander - Chile		$1,000,000	5.52	1,012,573
10-10-2013	03-26-2014	Banco HSBC - Chile		$2,380,000	5.16	2,407,973
11-20-2013	04-22-2014	Banco HSBC - Chile		$3,630,000	4.56	3,648,852
11-20-2013	04-22-2014	Banco BBVA - Chile		$3,630,000	4.44	3,648,356
11-20-2013	04-22-2014	Banco Itaú - Chile		$3,630,000	4.50	3,648,604
12-11-2013	05-29-2014	Banco HSBC - Chile		$3,000,000	4.92	3,008,200
12-18-2013	04-22-2014	Banco de Chile- Chile		$6,200,000	4.80	6,210,747
12-18-2013	04-22-2014	Banco Santander - Chile		$6,200,000	4.92	6,211,014
10-15-2013	04-14-2014	Banco Bradesco	R$	25,662	10.01	26,129

				Subtotal		33,121,997

		12.31.2013
		ThCh$
Bonds
Bonos Provincia Buenos Aires - Argentina		7,468

Derivative futures contracts
Derivative futures contracts (see note Note 21)		1,949,958

Total other current financial assets	Total	35,079,423

NOTE 7 —  CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

Note 7.1   Other current non-financial assets

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Prepaid expenses	6,920,887	4,959,328
Fiscal credits	1,359,098	4,386,106
Prepaid insurance	604,871	112,460
Prepaid insurance (Argentine)	14,106	11,252
Other current assets	576,498	226,658
Total	9,475,460	9,695,804

Note 7.2   Other non-current, non-financial assets

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Judicial deposits (1)	25,226,992	21,357,404
Prepaid expenses	5,568,030	4,067,531
Fiscal credits	2,583,727	2,816,784
Others	580,777	554,434
Total	33,959,526	28,796,153

(1)       See note 22.2

NOTE 8 —  TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is detailed as follows:

	09.30.2014			12.31.2013
Trade and other receivables	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets	Assets before provisions	Allowance for doubtful accounts	Commercial debtors net assets
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current commercial debtors
Trade debtors	116,582,377	(4,301,204)	112,281,173	153,734,921	(2,628,832)	151,106,089
Other current debtors	35,515,717	—	35,515,717	34,433,688	—	34,433,688
Current commercial debtors	152,098,094	(4,301,204)	147,796,890	188,168,609	(2,628,832)	185,539,777
Prepayments suppliers	4,565,575	—	4,565,575	4,926,329	—	4,926,329
Other current accounts receivable	3,081,018	(58,474)	3,022,544	5,018,016	(50,047)	4,967,969
Commercial debtors and other current accounts receivable	159,744,687	(4,359,678)	155,385,009	198,112,954	(2,678,879)	195,434,075

Non-current accounts receivable
Trade debtors	92,406	—	92,406	92,283	—	92,283
Other non-current debtors	7,471,908	—	7,471,908	7,538,970	—	7,538,970
Non-current accounts receivable	7,564,314	—	7,564,314	7,631,253	—	7,631,253
Trade and other receivable	167,309,001	(4,359,678)	162,949,323	205,744,207	(2,678,879)	203,065,328

Aging of debtor portfolio	Number of clients	09.30.2014	Number of clients	12.31.2013
		ThCh$		ThCh $
Up to date non-securitized portfolio	34,855	43,758,179	38,701	44,992,572
1 and 30 days	72,239	60,874,995	68,206	100,449,837
31 and 60 days	647	1,077,913	1,256	3,387,111
61 and 90 days	487	376,523	392	585,664
91 and 120 days	387	473,165	353	365,714
121 and 150 days	398	613,009	287	235,232
151 and 180 days	321	2,757,458	253	412,096
181 and 210 days	520	867,291	219	1,284,030
211 and 250 days	384	1,109,864	300	450,165
More than 250 days	2,680	4,766,386	1,134	1,664,783
Total	112,918	116,674,783	111,101	153,827,204

	09.30.2014	12.31.2013
	ThCh$	ThCh$
Current comercial debtors	116,582,377	153,734,921
Non-current comercial debtors	92,406	92,283
Total	116,674,783	153,827,204

The movement in the allowance for doubtful accounts between January 1 and September 30, 2014 and January 1 and December 31, 2014, are presented below

	09.30.2014	12.31.2013
	ThCh$	ThCh$
Opening balance	2,678,879	1,486,749
Bad debt expense	1,486,426	2,519,653
Reverse applied against the provision	139,470	(1,278,400)
Change due to foreign exchange differences	54,903	(49,123)
Movement	1,680,799	1,192,130
Ending balance	4,359,678	2,678,879

NOTE 9 —  INVENTORIES

The composition of inventories is detailed as follows:

	Corrientes
Detalle	09.30.2014	12.31.2013
	ThCh$	ThCh$
Raw materials	65,939,110	64,227,397
Finished goods	35,855,899	25,526,110
Spare parts	9,551,593	20,708,225
Merchandise	10,295,764	14,713,305
Supplies	20,389,859	1,251,866
Work in progress	490,128	324,781
Other inventories	1,197,956	2,510,771
Obsolescence provision (1)	(1,742,116)	(3,408,464)
Total	141,978,193	125,853,991

The cost of inventory recognized as cost of sales is ThCh$ 768,151,224 and ThCh$ 627,488,846 at September 30, 2014 and 2013, respectively.

(1)       The provision for obsolescence is primarily related more to the obsolescence of parts classified as inventories than finished goods and raw materials.

NOTE 10 —  CURRENT AND DEFERRED INCOME TAXE

For the period ended September 30, 2014, the Company had taxable profits of ThCh$ 69,997,322, comprised of profits with credits for first category income tax amounting to ThCh$49,647,049 and profits without credits amounting to ThCh$ 20,350,273.

10.1  Tax Reform

On September 29, 2014, the Official Daily Newspaper published Law N°20,780 which amends the Chilean tax regime, with the main following changes:

•                  It establishes a new system of semi-integrated taxation, which can be used as an alternative to the integrated regime of attributed income. Taxpayers may opt freely to any of the two to pay their taxes. In the case of Embotelladora Andina S.A. by a general rule established by law the semi-integrated taxation system applies, which should be subsequently ratified by a future General Shareholders Meeting

•                  The semi-integrated system establishes the gradual increase in the first category tax rate for the business years 2014, 2015, 2016, 2017 and 2018 onwards, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively.

•                  The effect of applying the new rate of 21% from January 1, 2014, generated a higher charge to income in the amount of ThCh$176,512.

•                  Regarding the amendments to deferred taxes resulting from rate changes to be applied during the reversal period of differences between the bases of valuation of assets and liabilities by deferred taxes, were recognized on September 30, 2014, according to Circular Letter N° 856 of the SVS with a charge to accumulated earnings, amounting to a total of ThCh$23,653,937.

10.2                                Current tax assets

Current tax payables correspond to the following items:

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Monthly provisional payments	8,225,915	3,756,220
Tax credits (1)	43,510	233,477
Total	8,269,425	3,989,697

(1)    Tax credits correspond to income tax credits on training expenses, purchase of property, plant and equipment, and donations.

10.2                                                                        Current tax liabilities

Current tax payables correspond to the following items

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Income tax expense	91,283	3,679,057
Total	91,283	3,679,057

10.3                                                                        Income tax expense

The current and deferred income tax expenses for the period ended September 30, 2014 and 2013 are detailed as follows:

Item	09.30.2014	09.30.2013
	ThCh$	ThCh$
Current income tax expense	8,340,851	16,905,837
Adjustment to current income tax from the previous fiscal year	876,336	(2,480,072)
Other current income tax expense	4,019,702	1,394,116
Current income tax expense	13,236,889	15,819,881
Income (expense) for the creation and reversal of current tax difference	(2,312,968)	5,800,603
Expense (income) for deferred taxes	(2,312,968)	5,800,603
Total income tax expense	10,923,921	21,620,484

10.4                                                                        Deferred income taxes

The net cumulative balances of temporary differences which give rise to deferred tax assets and liabilities are shown below:

	09.30.2014		12.31.2013
Temporary differences (4)	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant and equipment	1,881,611	52,367,958	1,056,518	49,845,214
Obsolescence provision	1,735,596	—	965,678	—
Employee benefits	2,374,179	—	2,088,002	31,116
Post-employment benefits	43,943	772,097	53,660	109,700
Tax loss carried-forwards (1) and (2)	10,858,539	—	6,889,833	—
Tax Goodwill Brazil	56,967,409	—	58,617,580	—
Contingency provision	31,015,433	—	26,495,935	—
Foreign exchange differences (Foreign Subsidiaries) (3)	—	3,239,480	—	2,456,789
Allowance for doubtful accounts	766,053	—	328,046	—
Tax resulting from holding inventories (Argentina)	118,848	—	1,154,458	—
Assets and liabilities for placement of bonds	—	658,681	—	516,364
Lease liabilities	2,419,475	—	3,807,924	11,924
Inventories	—	66,069	425,384	415,379
Distribution rights	—	184,157,201	—	153,253,820
Others	2,771,882	292,035	850,620	1,630,816
Subtotal	110,952,968	241,553,521	102,733,638	208,271,122
Net Liabilities	—	130,600,553	—	105,537,484

(1)       Tax losses associated mainly with our subsidiary in Chile - Embotelladora Andina Chile S.A., which is in the process of implementation of their manufacturing and commercial operations, the amount totals to ThCh$8,785,554 and other minor subsidiaries in Chile ThCh$788,511. Tax losses in Chile do not have an expiration date.

(2)       Tax losses associated to our subsidiary Rio de Janeiro Refrescos Ltda. amounting to ThCh$1,284,474 arising during 2014.

(3)       This corresponds to tax incentives in Brazil that consist of a tax withholding reduction that are recorded under income statement, but under tax rules they must be recorded in equity, and cannot be distributed as dividends.

(4)       Balances are increased due to rate changes resulting from the Tax Reform approved in Chile, which is explained in note 10.1

10.5                                                                        Deferred tax liability movement

The movement in deferred income tax accounts is as follows::

Item	09.30.2014	12.31.2013
	ThCh$	ThCh$
Opening Balance	105,537,484	111,414,626
Increase due to merger	—	6,938,385
Increase (decrease) in deferred tax	(2,098,747)	(12,592,600)
Increase resulting from Tax Reform rates	23,215,591	—
Decrease due to foreign currency translation	3,946,225	(222,927)
Movements	25,063,069	(5,877,142)
Ending balance	130,600,553	105,537,484

10.6                                                                        Distribution of domestic and foreign tax expense

For the periods ended September 30, 2014 and 2013, domestic and foreign tax expense are detailed as follows:

Income tax	09.30.2014	09.30.2013
	ThCh$	ThCh$
Current income taxes
Foreign	(5,303,307)	(9,983,656)
Domestic	(7,933,582)	(5,836,225)
Current income tax expense	(13,236,889)	(15,819,881)

Deferred income taxes
Foreign	(856,920)	(6,783,412)
Domestic	3,169,888	982,809
Deferred income tax expense	2,312,968	(5,800,603)
Income tax expense	(10,923,921)	(21,620,484)

10.7                                  Reconciliation of effective rate

Below is the reconciliation between the effective tax rate and the statutory rate:

Reconciliation of effective rate	09.30.2014	09.30.2013
	ThCh$	ThCh$
Net income before taxes	47,087,187	77,391,457
Tax expense at legal rate (21.0%)	(9,888,309)	—
Tax expense at legal rate (20.0%)	—	(15,478,291)
Effect of a different tax rate in other jurisdictions	(1,910,814)	(7,008,880)

Permanent differences:
Non-taxable revenues	5,737,400	2,578,451
Non-deductible expenses	(343,623)	(735,510)
Tax effect of tax provided in Excess of Prior Period	(296,834)	(160,820)
Other taxes on income	(4,221,741)	(815,434)
Adjustments to tax expense	875,202	866,687

Tax expense at effective rate	(10,923,921)	(21,620,484)
Effective rate	23.2%	27.9%

Below are the income tax rates applicable in each jurisdiction where the Company operates:

	Rate
Country	2014	2013
Chile	21%	20%
Brazil	34%	34%
Argentina	35%	35%
Paraguay	10%	10%

NOTE 11 —  PROPERTY, PLANT AND EQUIPMENT

11.1                                Balances

Property, plant and equipment are detailed below at the end of each period:

	Property, plant and equipment, gross		Cumulative depreciation and impairment		Property, plant and equipment, net
Item	09.30.2014	12.31.2013	09.30.2014	12.31.2013	09.30.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Construction in progress	40,074,697	36,544,802	—	—	40,074,697	36,544,802
Land	79,332,729	76,063,090	—	—	79,332,729	76,063,090
Buildings	222,573,351	192,480,646	(51,210,012)	(40,664,034)	171,363,339	151,816,612
Plant and equipment	488,316,553	441,676,692	(234,679,223)	(200,955,598)	253,637,330	240,721,094
Information technology	17,736,078	16,144,001	(12,703,862)	(10,559,816)	5,032,216	5,584,185
Fixed facilities and accessories	31,288,965	45,615,919	(8,439,882)	(12,407,955)	22,849,083	33,207,964
Vehicles	34,541,045	28,724,536	(20,997,455)	(13,602,672)	13,543,590	15,121,864
Leasehold improvements	840,759	770,928	(328,652)	(203,887)	512,107	567,041
Other property, plant and equipment (1)	405,110,154	378,989,105	(269,101,479)	(245,665,949)	136,008,675	133,323,156
Total	1,319,814,331	1,217,009,719	(597,460,565)	(524,059,911)	722,353,766	692,949,808

(1)   Other property, plant and equipment is composed of bottles, market assets, furniture and other minor assets.

The net balance of each of these categories at September 30, 2014 and December 31, 2013 is detailed as follows :

Other property, plant and equipment	09.30.2014	12.31.2013
	ThCh$	ThCh$
Bottles	77,822,657	71,654,957
Marketing and promotional assets	51,844,207	42,683,677
Other property, plant and equipment	6,341,811	18,984,522
Total	136,008,675	133,323,156

The Company has insurance to protect its property, plant and equipment and its inventory from potential losses. The geographic distribution of those assets is detailed as follows:

Chile	:	Santiago, Puente Alto, Maipú, Renca, Rancagua y San Antonio, Antofagasta, Coquimbo and Punta Arenas.
Argentina	:	Buenos Aires, Mendoza, Córdoba y Rosario, Bahía Blanca, Chacabuco, La Pampa, Neuqén, Comodoro Rivadavia, Trelew, andTierra del Fuego
Brazil	:	Río de Janeiro, Niteroi, Campos, Cabo Frío, Nova Iguazú, Espirito Santo, Vitoria parts Sao Paulo and Minas Gerais.
Paraguay	:	Asunción, Coronel Oviedo, Ciudad del Este and Encarnación.

11.2        Movements

Movements in property, plant and equipment are detailed as follows between January 1 and September 30, 2014 and January 1 and December 31, 2013:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2014	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808
Additions	43,767,719	—	167,215	29,150,278	209,587	93,784	275,898	—	20,070,473	93,734,954
Disposals	(16,963)	(109,445)	(895,667)	(1,891,017)	(344)	(1,944)	(39,745)	—	(889,276)	(3,844,401)
Transfers between items of property, plant and equipment	(40,774,448)	—	19,147,783	15,364,964	719,494	(8,401,624)	817,311	—	13,126,520	—
Depreciation expense	—	—	(4,072,396)	(29,251,959)	(1,570,596)	(1,292,362)	(3,725,986)	(106,322)	(34,443,730)	(74,463,351)
Increase (decrease) due to foreign currency translation differences	591,897	3,379,165	4,849,996	1,866,913	87,864	(756,734)	1,096,550	51,388	6,929,867	18,096,906
Other increase (decrease)	(38,310)	(81)	349,796	(2,322,943)	2,026	(1)	(2,302)	—	(2,108,335)	(4,120,150)
Total movimientos	3,529,895	3,269,639	19,546,727	12,916,236	(551,969)	(10,358,881)	(1,578,274)	(54,934)	2,685,519	29,403,958
Ending balance at September 30, 2014	40,074,697	79,332,729	171,363,339	253,637,330	5,032,216	22,849,083	13,543,590	512,107	136,008,675	722,353,766

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT Equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at January 1, 2013	61,735,710	57,134,715	131,779,399	176,179,349	5,800,223	24,838,592	7,835,697	9,422	111,237,618	576,550,725
Additions	99,023,742	13,048,106	5,123,731	16,777,829	469,280	479,487	1,097,294	7,535	43,207,810	179,234,814
Disposals	—	(733,044)	(230,659)	(2,198,991)	(213)	(700,111)	—	—	(2,030,783)	(5,893,801)
Transfers between items of property, plant and equipment	(120,904,100)	(182,817)	16,005,001	61,071,686	1,666,511	10,979,455	6,629,711	639,213	24,095,340	—
Transfer to investment property	—	—	—	(1,565,232)	—	—	—	—	—	(1,565,232)
Additions from business combinations (1)	18,282	9,124,967	13,469,878	25,832,574	551,976	—	2,027,699	—	7,692,513	58,717,889
Depreciation expense	—	—	(3,912,718)	(28,448,397)	(1,694,902)	(2,346,228)	(2,153,714)	(89,976)	(42,943,717)	(81,589,652)
Increase (decrease) due to foreign currency translation differences	(3,319,254)	(1,389,534)	(8,451,502)	(5,130,748)	(150,635)	2,412,608	(313,103)	847	(3,345,472)	(19,686,793)
Other increase (decrease)	(9,578)	(939,303)	(1,966,518)	(1,796,976)	(1,058,055)	(2,455,839)	(1,720)	—	(4,590,153)	(12,818,142)
Total movimientos	(25,190,908)	18,928,375	20,037,213	64,541,745	(216,038)	8,369,372	7,286,167	557,619	22,085,538	116,399,083
Ending balance at December 31, 2013	36,544,802	76,063,090	151,816,612	240,721,094	5,584,185	33,207,964	15,121,864	567,041	133,323,156	692,949,808

(1)         Corresponds to balances incorporated as of October 11, 2013, resulting from the acquisition of  Companhia de Bebidas Ipiranga, pursuant to the description in Note 3b).

NOTE 12 —  RELATED PARTY DISCLOSURES

Balances and transactions with related parties as of  September 30, 2014 and  December 31, 2013 are detailed as follows:

12.1           Accounts receivable:

12.1.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2014	12.31.2013
					ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Chilean pesos	3,834,991	4,958,064
96.517.210-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Chilean pesos	251,621	607,913
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	81,003	2,441,871
96.919.980-7	Cervecería Austral S.A.	Related to director	Chile	Dólares	5,723	20,368
77.755.610-k	Comercial Patagona Ltda.	Related to director	Chile	US$Dollars	242	771
		Total			4,173,580	8,028,987

12.1.2       Non current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	24,752	18,765
		Total			24,752	18,765

12.2           Accounts payable:

12.2.1       Current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	09.30.2014	12.31.2013
					ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Chilean pesos	11,537,165	11,942,070
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Argentine pesos	3,034,588	2,500,343
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	$ Reales	10,324,895	9,613,040
86.881.400-4	Envases CMF S.A.	Associate	Chile	Chilean pesos	3,724,858	4,882,720
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	US$ Dollars	4,029,386	3,489,376
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Brazilean Reales	9,184,359	10,683,703
Foreign	Socoraba Refrescos S.A.	Associate	Brazil	Brazilean Reales	—	83,128
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Chilean pesos	199,966	230,907
		Total			42,035,217	43,425,287

12.3        Transactions:

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 09.30.2014
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	96,566,314
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	4,053,513
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,227,035
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	1,661,075
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	23,118,775
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	1,387,274
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	22,808,857
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	1,321,778
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilean real	75,263,455
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilean real	14,633,338
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of concentrates	Brazilean real	30,525,760
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	73,674,927
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising participation payment	Argentine peso	8,339,942
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,101,216
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	978,431

Taxpayer ID	Company	Relationship	Country of origin	Description of transaction	Currency	Cumulative 12.31.2013
						ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of concentrates	Chilean peso	110,774,146
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Purchase of advertising services	Chilean peso	5,429,796
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Lease of water fountain	Chilean peso	2,646,654
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of services and others	Chilean peso	5,571,189
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	Chilean peso	33,459,965
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging materials	Chilean peso	3,373,064
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	Chilean peso	2,822,034
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	Chilean peso	145,773
96.891.720-K	Embonor S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	28,698,682
96.517.310-2	Embotelladora Iquique S.A.	Related to Shareholder	Chile	Sale of finished products	Chilean peso	2,383,113
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Purchase of concentrates	Brazilean real	97,171,997
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Reimbursement and other purchases	Brazilean real	630,511
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to Shareholder	Brazil	Advertising participation payment	Brazilean real	14,788,823
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Purchase of products	Brazilean real	2,788,906
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	Brazilean real	31,991,055
Foreign	Sistema de Alimentos e Bebidas do Brasil Ltda.	Associate	Brazil	Purchase of products	Brazilean real	24,283,921
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Purchase of concentrates	Argentine peso	95,897,878
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Advertising rights, rewards and others	Argentine peso	2,321,031
Foreign	Servicio y Productos para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	Collection of advertising participation	Argentine peso	8,534,260
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchase of raw materials	Chilean peso	1,406,642
Foreign	Coca-Cola Perú	Related to Shareholder	Perú	Purchase of concentrates and marketing expenses recovery	Chilean peso	1,426,307
84.505.800-8	Vendomática S.A.	Related to director	Chile	Sale of finished products	Chilean peso	883,534
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Investment in mutual funds	Chilean peso	54,441,000
97.032.000-8	BBVA Administradora General de Fondos	Related to director	Chile	Redemption of mutual funds	Chilean peso	54,953,000

12.4                                Key management compensation

Salaries and benefits paid to the Company’s key management personnel including directors and managers, are detailed as follows:

Description	09.30.2014	09.30.2013
	ThCh$	ThCh$
Executive wages, salaries and benefits	3,847,099	3,176,518
Director allowances	1,134,000	1,134,000
Total	4,981,099	4,310,518

NOTE 13 —  EMPLOYEE BENEFITS

As of September 30, 2014, and December 31, 2013, the Company had recorded reserves for profit sharing and for bonuses totaling ThCh$8,768,713 and ThCh$8,749,678, respectively.

This liability is included in other non-current non-financial liabilities in the statement of financial position.

Employee benefits expense is allocated between the cost of sales, cost of marketing, distribution costs and administrative expenses.

13.1                                Personnel expenses

Personnel expenses included in the consolidated statement of income statement are as follows:

Description	09.30.2014	09.30.2013
	ThCh$	ThCh$
Wages and salaries	138,417,854	112,428,704
Employee benefits	35,205,357	24,310,580
Severance and post-employment benefits	4,460,989	2,573,825
Other personnel expenses	10,470,994	5,545,768
Total	188,555,194	144,858,877

13.2                                 Number of Employees

	09.30.2014	09.30.2013

Number of employees	15,838	12,354

Number of average employees	15,833	11,967

13.3                                Post-employment benefits

This item represents post employment benefits which are determined as stated in Note 2.17

Post-employment benefits	09.30.2014	12.31.2013
	ThCh$	ThCh$

Non-current provision	8,154,675	8,758,111
Total	8,154,675	8,758,111

13.4                                Post-employment benefits movement

The movements of post-employment benefits for the periods ended September 30, 2014 and December 31, 2013 are detailed as follows:

Movements	09.30.2014	12.31.2013
	ThCh$	ThCh$
Opening balance	8,758,111	7,037,122
Service costs	1,386,971	1,957,686
Interest costs	152,327	133,561
Net actuarial losses	570,954	1,411,030
Benefits paid	(2,713,688)	(1,781,288)
Total	8,154,675	8,758,111

13.5                                 Assumptions

The actuarial assumptions used at September 30, 2014 and December 31, 2013 were:

Hipótesis	09.30.2014	12.31.2013

Discount rate (1)	7.4	4.8%
Expected salary increase rate (1)	6.7	4.1%
Turnover rate	5.4	5.4%
Mortality rate (2)	RV-2009	RV-2009
Retirement age of women	60 años	60 años
Retirement age of men	65 años	65 años

(1) The discount rate and the expected salary increase rate are calculated in real terms, which do not include an inflation adjustment.  The rates shown above are presented in nominal terms to facilitate a better understanding by the reader..

(2) Mortality assumption tables prescribed for use by the Chilean Superintendence of Securities and Insurance.

NOTE 14 —  INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1                                Balances

Investments in associates using equity method of accounting are detailed as follows:

		Country of	Functional	Carrying Value		Percentage interest
Taxpayer ID	Name	Incorporation	Currency	09.30.2014	12.31.2013	09.30.2014	12.31.2013
				ThCh$	ThCh$	%	%
86.881.400-4	Envases CMF S.A. (1)	Chile	Chilean peso	17,385,712	17,881,972	50.00%	50.00%
Foreign	Leao Alimentos e Bebidas Ltda. (2)	Brazil	Brazilean reales	19,958,761	17,354,749	10.87%	10.87%
Foreign	Kaik Participacoes Ltda. (2)	Brazil	Brazilean reales	1,340,227	1,165,044	11.32%	11.32%
Foreign	SRSA Participacoes Ltda.	Brazil	Brazilean reales	238,058	100,874	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	Brazilean reales	33,918,922	32,170,760	40.00%	40.00%

	Total			72,841,680	68,673,399

(1)              In these company, regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)              In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors.

14.2     Movement

The movement of investments in associates accounted for using, the equity method is shown below, for the period ended September 30, 2014 and December 31, 2013:

Details	09.30.2014	12.31.2013
	ThCh$	ThCh$
Opening Balance	68,673,399	73,080,061
Investment in Holdfab 2 Soc Participacoes Ltda and SABB in exchange for interest in the new company Leao Alimentos e Bebidas Ltda.	—	(19,349,496)
Increase in interest in new company Leao Alimentos e Bebidas Ltda. By 9.57%	—	18,928,747
Increase of 1.30% participation in Leon Alimentos e Bebidas Ltda. for acquisition of the Compañía de Bebidas Ipiranga, October 11, 2013.	—	2,089,253
Dividends received	(1,210,986)	(2,085,031)
Variation of minimum dividends from equity investees	—	22,459
Share in operating income	1,037,561	1,325,518
Dividends received	63,950	85,266
Variation of minimum dividends from equity investees	—	(3,704,831)
Deferred tax effect resulting from change in related tax rate in associate	(438,346)	—
Decrease due to foreign currency translation differences	4,716,102	(1,718,547)
Ending Balance	72,841,680	68,673,399

The main movements for the periods ended 2014 and 2013 are detailed as follows:

•             During the period ended September 30, 2014, the Company received dividends from its equity investee, Envases CMF S.A. in the amount of ThCh$ 380,349 ( ThCh$ 1,340,492 at December 31, 2013).

•             During the period ended September 30, 2014,  Sorocaba Refrescos S.A.  has distributed dividends of ThCh$830,637 (ThCh$744,539 at December 21, 2013).

•             During the first quarter of 2013, there was a reorganization of the companies that manufacture juice products and mate in Brazil, with the merger of Holdfab2 Participações Ltda., and Sistema de Alimentos de Bebidas Do Brasil Ltda., into a single company that is the legal continuing entity, namely Leao Alimentos e Bebidas Ltda.

14.3 Reconciliation of share of profit in investments in associates:

Details	09.30.2014	09.30.2013
	ThCh$	ThCh$
Share of profit of investment accounted for using the equity method	1,037,561	994,433

Unrealized earnings in inventory acquired from associates and not sold at the end of period, presented as a discount in the respective asset account (containers and/or inventories)	(356,659)	(473,662)
Amortization of gain on sale of property plant and equipment to Envases CMF S.A.	63,950	63,950
Amortization of Fair Value in Vital Jugos S. A	—	(84,690)
Income Statement Balance	744,852	500,031

14.4     Summary financial information of associates:

The attached table presents summarized information regarding the Company´s equity investees as of September 30, 2014:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participacoes Ltda.	SRSA Participacoes Ltda.	Leao Alimentos e Bebidas Ltda.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	36,534,988	144,787,052	11,839,912	4,202,852	406,897,028
Total liabilities	27,503,979	58,501,328	46	3,607,788	230,037,649
Total revenue	31,177,042	12,950,095	546,901	—	493,769,015
Net income of associate	516,971	800,266	546,901	590,419	9,206,132

Reporting date	09/30/2014	08/31/2014	08/31/2014	08/31/2014	08/31/2014

NOTE 15 —  INTANGIBLE ASSETS AND GOODWILL

15.1                                Intangible assets other than goodwill

Intangible assets other than goodwill as of the end of each reporting period are detailed as follows:

	September 30, 2014			December 31, 2013
	Gross	Cumulative	Net	Gross	Cumulative	Net
Detail	Amount	Amortization	Amount	Amount	Amortization	Amount
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	738,905,917	—	738,905,917	691,355,453	—	691,355,453
Software	22,625,404	(13,982,615)	8,642,789	21,106,268	(12,308,966)	8,797,302
Water rights	521,388	(73,235)	448,153	532,912	(79,175)	453,737
Total	762,052,709	(14,055,850)	747,996,859	712,994,633	(12,388,141)	700,606,492

(1)         According to note 3 Business Combinations, these assets correspond to the rights to produce and distribute Coca-Cola products in the territories where Embotelladoras Coca-Cola Polar S.A., maintained franchises in Chile, Argentina and Paraguay and in the territories in parts of Sao Paulo and Minas Gerais maintained by Companhia de Bebidas Ipiranga. Such distribution rights are composed as follows and are not subject to amortization:

	09.30.2014	12.31.2013
	ThCh$	ThCh$
Chile	300,305,727	300,305,727
Brazil	246,924,602	226,182,916
Paraguay	189,942,078	162,904,834
Argentina	1,733,510	1,961,976
Total	738,905,917	691,355,453

E The movement and balances of identifiable intangible assets are detailed as follows for the period January 1 to September 30, 2014 and December 31, 2013:

	September 30, 2014				December 31, 2014
	Distribution				Distribution
Detalle	Rights	Rights	Software	Total	Rights	Rights	Software	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance	691,355,453	453,737	8,797,302	700,606,492	459,320,270	407,957	4,854,046	464,582,273
Increase due to acquisitions	—	—	—	—	228,359,641	—	1,034,159	229,393,800
Additions	—	—	2,707,156	2,707,156	—	56,000	4,709,903	4,765,903
Amortization	—	(3,279)	(2,413,526)	(2,416,805)	—	(4,948)	(1,747,232)	(1,752,180)
Other increases (decreases)(1)		(2,305)	(448,143)	47,100,016	3,675,542	(5,272)	(53,574)	3,616,696
Ending balance	738,905,917	448,153	8,642,789	747,996,859	691,355,453	453,737	8,797,302	700,606,492

(1)    Mainly corresponds to the foreign currency effect of converting foreign subsidiaries’ distribution rights.

15.2     Goodwill

Movement in goodwill is detailed as follows:

Period ended September 30,2014

					Foreign currency
					translation differences where
					functional currency is
				Disposals or	different from
Operating segment	01.01.2014	Additions		impairments	presentation currency	09.30.2014
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Chilean operation	8,522,488	4,929		—	—	8,527,417
Brazilian operation	88,659,503	1,710,437	(1)	—	7,992,643	98,362,583
Argentine operation	11,404,496	—		—	(1,328,018)	10,076,478
Paraguayan operation	7,192,580	—		—	1,193,750	8,386,330
Total	115,779,067	1,715,366		—	7,858,375	125,352,808

Period ended December 31,2013

					Foreign currency
					translation differences where
					functional currency is
				Disposals or	different from
Operating segment	01.01.2013	Additions		impairments	presentation currency	12.31.2013
	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	19,465		—	—	8,522,488
Brazilian operation	35,536,967	55,255,194	(1)	—	(2,132,658)	88,659,503
Argentine operation	13,837,339	—		—	(2,432,843)	11,404,496
Paraguayan operation	6,915,412	—		—	277,168	7,192,580
Total	64,792,741	55,274,659		—	(4,288,333)	115,779,067

(1)             Corresponds to goodwill generated from the adcquisition of Compañía de Bebidas Ipiranga, refer to Note 3.

(2)             Corresponds to the final valuation of assets and liabilities acquired at the purchase of Compañia de Bebidas Ipiranga, in accordance to what has been described in Note 3 “Business Combinations”

15.3     Impairment Test

Management reviews the business performance based on geography.  Goodwill is monitored by management at the operating segment level which includes the Chilean, Brazilian, Argentinian and Paraguayan operations.  Distribution rights are monitored for impairment geographically at the CGU or group of CGUs, which correspond to specific territories for which Coca Cola distribution rights have been acquired.  These CGUs or group of CGUs consists of Chilean Regions, Argentina South, Brazil (Ipiranga territories) and Paraguay.

The recoverable amount of all CGUs and operating segments has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using the estimated average volume growth rates, which do not exceed the long term average growth rates.  Management determined annual volume growth rates, discount rates and local inflation rates for each CGU to be key assumptions. The volume of sales in each period is the main driver for revenue and costs. Annual volume growth rates are based on past performance and management’s expectations of market development. The discount rates used are US Dollar pre-tax rates and reflect specific risks relating to each country of operations.  Local inflation rates are based on available country data and information provided by financial institutions.

The main assumptions used in the calculations, performed at December 31, 2013 (the impairment tests are performed annually):

Country	Volume Growth Rate	Discount Rate	Local Inflation Rate
Argentina	4.3%	11.2%	25.0%
Brazil	3.8%	8.0%	5.0%
Chile	4.4%	7.7%	3.0%
Paraguay	4.8%	10.8%	4.4%

As a result of the annual test there were no impairments identified in any of the CGUs (distribution rights) or reporting segments (goodwill).

The fair value of Company’s Chilean Regions CGU is approximately equal to net book value.  The distribution rights associated with this CGU were acquired in the Polar acquisition in October 2012. The Chilean Regions CGU is sensitive to expected future growth rates in sales volumes and sales prices, as well as changes in the discount rate, including market and risk premiums. The Chilean Regions CGU’s failure to meet management’s objectives or a future increase in the discount rate could result in future impairment of some or all of the Chilean Regions distribution rights, which were ThCh$ 300,305,727 at December 31, 2013.

NOTE 16 —  OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

Current	09.30.2014	12.31.2013
	ThCh$	ThCh$
Bank loans	66,707,713	70,356,550
Bonds payable	12,459,058	15,589,444
Deposits in guarantee	14,465,431	14,577,572
Derivative contract obligations (see note 21)	2,602,292	1,037,473
Leasing agreements	4,183,655	5,316,216
Total	100,418,149	106,877,255

Non-current	09.30.2014	12.31.2013
	ThCh$	ThCh$
Bank loans	56,583,043	68,086,431
Bonds payable	648,368,252	532,376,302
Derivative contract obligations (see note 21)	(32,330,781)	(8,366,020)
Leasing agreements	22,299,521	3,950,845
Total	694,920,035	596,047,558

The fair value of the aforementioned financial liabilities is presented below:

Currrent	Book Value 09.30.2014	Fair Value 09.30.2014	Book Value 12.31.2013	Fair Value 12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans (1)	66,707,713	66,474,236	70,356,550	70,110,113
Bonds Payable (2)	12,459,058	13,405,701	15,589,444	16,109,523
Deposits in guarantee (3)	14,465,431	14,465,431	14,577,572	14,577,572
Derivative contract obligations (see note 21)	2,602,292	2,602,292	1,037,473	1,037,473
Total	96,234,494	96,947,660	101,561,039	101,834,681

Non-current	09.30.2014	09.30.2014	12.31.2013	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	56,583,043	54,915,391	68,086,431	66,079,744
Bonds payable (2)	648,368,252	697,615,536	532,376,302	549,592,754
Derivative contract obligations (see note 21)	(32,330,781)	(32,330,781)	(8,366,020)	(8,366,020)
Total	672,620,514	720,200,146	592,096,713	607,306,478

(1)             The fair values are based on discounted cash flows using market based discount rates as of year-end and are Level 2 fair value measurements.

(2)             The fair value of coporate bonds are classified as a Level 1 fair value measurements based on quoted prices for the Company’s obligations.

(3)             The fair value approximates book value considering the nature and term of the obligations.

16.1.1  Bank obligations, current

										Maturity		Total
Indebted Entity			Creditor Entity				Type	Effective	Nominal	Up to	90 days	at	at
Tax ID,	Name	Country	Tax ID,	Name	Country	Currency	Amortization	Rate	Rate	90 days	To 1 year	09.30.2014	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	5.76%	5.76%	—	—	—	665,914
91.144.000-8	Embotelladora Andina S.A.	Chile	97.004.000-5	Banco Chile	Chile	Chilean pesos	At maturity	6.39%	6.39%	—	—	—	1,932,039
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Unidades de fomento	At maturity	3.84%	3.84%	—	—	—	23,924,349
91.144.000-8	Embotelladora Andina S.A.	Chile	97.036.000-K	Banco Santander	Chile	Chilean pesos	Monthly	1.10%	1.10%	7,184	15,468	22,652	38,313
91.144.000-8	Embotelladora Andina S.A.	Chile	97.032.000-8	BBVA	Chile	Chilean pesos	At maturity	6.50%	6.50%	—	—	—	1,887,000
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco BICE	Chile	Chilean pesos	Semiannually	4.29%	4.29%	—	228,528	228,528	199,487
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Ciudad de Bs.As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	197,614	469,140	666,754	1,181,591
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	14.80%	9.90%	149,200	592,349	741,549	809,756
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	50,885	150,694	201,579	227,753
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.06%	23.06%	859,450	852,982	1,712,432	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	23.38%	23.38%	37,952	4,549,238	4,587,190
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	At maturity	18.85%	18.85%	—	—	—	5,162,051
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	21,405	59,975	81,380	93,778
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	389,938	1,007,585	1,397,523	85,866
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	14.00%	14.00%	7,388,954	—	7,388,954	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As.	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	73,045
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	50,522	141,970	192,492	197,217
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	At maturity	14.00%	14.00%	3,550,302	—	3,550,302	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	22,738
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Patagonia	Argentina	Argentine pesos	At maturity	16.50%	16.50%	2,464,054	—	2,464,054	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	83,361	236,916	320,277	274,524
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	46,770	133,907	180,677	184,855
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	8,862,492
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	70,770	210,580	281,350	319,342
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	148,799	399,836	548,635	425,755
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	7,578,030
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco Santa Fe	Argentina	Argentine pesos	At maturity	16.00%	16.00%	8,392,774	—	8,392,774	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	86,110	234,570	320,680	382,211
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	86,110	234,570	320,680	—
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Bank HSBC Argentina S.A	Argentina	Argentine pesos	At maturity	16.00%	16.00%	7,105,865	—	7,105,865	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	14.00%	20.00%	653,751	—	653,751	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	Monthly	15.25%	15.25%	80,762	236,940	317,702	—
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	15.25%	15.25%	—	—	—	91,405
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs.As.	Argentina	Argentine pesos	At maturity	21.00%	21.00%	—	—	—	23,623
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	VOTORANTIM	Brazil	Brazilean Reales	Monthly	9.40%	9.40%	58,675	46,940	105,615	128,393
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilean Reales	Monthly	6.63%	6.63%	—	—	—	2,313,264
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	ITAÚ - Finame	Brazil	Brazilean Reales	Monthly	6.60%	6.60%	1,123,385	3,365,265	4,488,650	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reales	Monthly	7.15%	7.15%	—	—	—	299,997
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reales	Monthly	6.60%	6.60%	84,834	255,237	340,071	—
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dólar USA	Monthly	2.992%	2.992%	—	15,833,491	15,833,491	9,260,831
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean Reales	Monthly	3.06%	3.06%	—	—	—	572,058
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reales	Quarterly	12.41%	12.41%	—	—	—	602,303
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reales	Monthly	4.50%	4.50%	263,060	458,400	721,460
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Quarterly l	11.79%	11.79%	—	—	—	2,336,239
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	4.50%	4.50%	—	—	—	190,737
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	7.00%	7.00%	941,736	2,598,910	3,540,646	9,594
											Total	66,707,713	70,356,550

16.1.2  Bank obligations, non-current

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	More 5	at
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	09.30.2014
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	6.63%	6.63%	4,461,756	4,151,267	1,915,988	176,759	—	10,705,770
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Río	Brazil	Brazilean Reales	Monthly	7.15%	7.15%	340,071	247,903	—	—	—	587,974
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Dólar USA	Monthly	2.992%	2.992%	8,862,393	8,862,393	4,430,985	—	—	22,155,771
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reales	Monthly	4.50%	4.50%	611,202	—	—	—	—	611,202
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	7.00%	7.00%	3,560,359	3,425,162	3,342,772	3,342,772	1,671,545	15,342,610
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine peso	Monthly	9.90%	9.90%	200,925	—	—	—	—	200,925
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine peso	Mensual	14.80%	9.90%	771,942	—	—	—	—	771,942
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine peso	Quarterly	15.25%	15.25%	308,763	—	—	—	—	308,763
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs. As	Argentina	Argentine peso	Quarterly	15.25%	15.25%	1,155,080	170,596	—	—	—	1,325,676
Foreign	Embotelladora del Atántico S.A.	Argentina	Foreign	Banco Ciudad de Bs. As.	Argentina	Argentine peso	Quarterly	15.25%	15.25%	483,357	—	—	—	—	483,357
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco HSBC Argentina S.A	Argentina	Argentine peso	Quarterly	15.25%	15.25%	312,760	85,298	—	—	—	398,058
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank of China	Argentina	Argentine peso	Quarterly	15.25%	15.25%	312,760	85,298	—	—	—	398,058
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco BBVA Francés	Argentina	Argentine peso	Monthly	15.25%	15.25%	203,896	114,172	—	—	—	318,068
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santander Río	Argentina	Argentine peso	Monthly	15.25%	15.25%	236,987	—	—	—	—	236,987
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine peso	Monthly	15.25%	15.25%	216,170	125,914	—	—	—	342,084
Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs As.	Argentina	Argentine peso	Monthly	15.25%	15.25%	394,899	—	—	—	—	394,899
96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Chile	Chilean pesos	At maturity	4.29%	4.29%	2,000,899	—	—	—	—	2,000,899

														Total	56,583,043

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.1.2  Bank obligations, non-current, December 31, 2013

										Maturity
Indebted Entity			Creditor Entity				Type	Effective	Nominal	1 year up to	More 2 years	More 3 years	More 4 years	more 5	At
Tx ID	Name	Country	Tx ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2013
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Votorantim	Brazil	Brazilean Reales	Monthly	9.40%	9.40%	32,464	32,464	—	—	—	64,928

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	6.63%	6.63%	4,721,649	4,721,649	1,043,036			10,486,334

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Rio	Brazil	Brazilean Reales	Monthly	7.15%	7.15%	391,812	391,811	—	—	—	783,623

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander Itaú	Brazil	US$ Dollars	Monthly	2.992%	2.992%	3,147,356	3,147,356	11,059,059	11,059,058	—	28,412,829

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reales	Quarterly	12.41%	12.41%	489,877	489,876	—	—	—	979,753

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Quarterly	11.79%	11.79%	3,062,054	3,062,054	3,062,054	3,062,054	3,827,567	16,075,783

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	4.50%	4.50%	189,654	189,654	21,685	—	—	400,993

Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	7.00%	7.00%	9,499	9,499	3,958	—	—	22,956

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco de la Nación Argentina	Argentina	Argentine pesos	Monthly	9.90%	9.90%	198,978	198,978	—	—	—	397,956

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Nación Bicentenario (1)	Argentina	Argentine pesos	Monthly	14.80%	9.90%	752,222	752,221	—	—	—	1,504,443

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	119,166	119,165	—	—	—	238,331

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Nuevo Banco de Santa Fe	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	400,990	400,990	—	—	—	801,980

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs, As,	Argentina	Argentine pesos	Quarterly	15.00%	15.00%	33,940	33,939	—	—	—	67,879

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Bs, As,	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	65,365	65,365	—	—	—	130,730

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Ciudad de Bs, As,	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	1,078,063	1,078,062	—	—	—	2,156,125

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	BBVA Banco Francés	Argentina	Argentine pesos	Monthly	15.25%	15.25%	255,770	255,769	—	—	—	511,539

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Santanderr Río	Argentina	Argentine pesos	Monthly	15.25%	15.25%	268,178	268,178	—	—	—	536,356

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Macro Bansud	Argentina	Argentine pesos	Monthly	15.25%	15.25%	273,922	273,922	—	—	—	547,844

Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Comercial Bank Of China	Argentina	Argentine pesos	Quarterly	15.25%	15.25%	1,431,997	1,431,997	—	—	—	2,863,994

Foreign	Andina Empaques Argentina S.A.	Argentina	Foreign	Banco Galicia y Bs, As,	Argentina	Argentine pesos	At maturity	15.25%	15.25%	357,558	357,558	—	—	—	715,116

96.705.990-0	Envases Central S.A.	Chile	97.080.000-K	Banco Bice	Argentina	Pesos chilenos	At maturity	4.29%	4.29%	193,470	193,469	—	—	—	386,939
	Total														68,086,431

(1) The Bicentennial loan granted at a prime rate by Banco de la Nacion Argentina to Embotelladora del Atlántico S.A., is a benefit from the Argentine government to encourage investment projects.  Embotelladora del Atlántico S.A. registered investment projects and received this loan at a prime rate of 9.9% annually.

16.2.1        Bonds payable

	Current		Non-Current		Total
Composition of bonds payable	09.30.2014	12.31.2013	09.30.2014	12.31.2013	09.30.2014	12.31.2013
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds (face value)	12,579,476	16,260,180	654,423,022	538,269,015	667,002,498	554,529,195
Expenses of bond issuance and discounts on placement	(120,418)	(670,736)	(6,054,770)	(5,892,713)	(6,175,188)	(6,563,449)
Net balance presented in statement of financial position	12,459,058	15,589,444	648,368,252	532,376,302	660,827,310	547,965,746

16.2.2        Current and non-current balances

Obligations with the public correspond to bonds in UF issued by the parent company on the Chilean market and bonds in US dollars issued by the parent company on the international market. In the month of April 2014, the Company placed series E bonds on the Chilean market for an amount of UF 3,000,000. Following is a detail of the these instruments:

		Face	Unit of	Interest	Final	Interest	Date
	Series	amount	Adjustment	rate	Maturity	Payment	Amortization of capital	09.30.2014	12.31.2013
								ThCh$	ThCh$
Bonds, current portion
SVS Registration N°640 SVS 08.23.2010	A	750,000	UF	3.0%	08-15-2017	Semiannually	02-15-2015	6,109,477	6,087,682
SVS Registration N°254 SVS 06.13.2001	B	2,985,713	UF	6.5%	06-01-2026	Semiannually	12-01-2014	5,692,873	4,262,972
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	179,484	519,326
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	69,881	303,298
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	303,276	1,316,268
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	224,485	—
Yankee Bonds	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	—	3,770,634
Total current portion								12,579,476	16,260,180

Bonds non-current portion
SVS Registration N°640 SVS 08.23.2010	A	750,000	UF	3.0%	08-15-2017	Semiannually	08-15-2016	12,084,010	17,482,170
SVS Registration N°254 SVS 06.13.2001	B	2,985,713	UF	6.5%	06-01-2026	Semiannually	12-01-2015	68,004,736	67,623,955
SVS Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semiannually	02-15-2021	36,252,030	34,964,340
SVS Registration N°759 08.20.2013	C	1,000,000	UF	3.5%	08-16-2020	Semiannually	02-16-2017	24,202,961	23,309,560
SVS Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	02-16-2032	96,823,718	93,238,240
SVS Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	09-01-2032	72,504,067	—
Yankee Bonds	—	575,000,000	US$	5.0%	10-01-2023	Semiannually	10-01-2023	344,551,500	301,650,750
Total non-current portion								654,423,022	538,269,015

Accrued interest included in the current portion of bonds totaled ThCh$2,383,422 and ThCh$6,550,485 at September 30, 2014 and December 31, 2013, respectively.

16.2.3                       Non-current maturities

	Year of maturity					Total non- current
	Series	2015	2016	2017	After	09-30-2014
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
SVS Registration N°640 SVS 08.23.2010	A	—	6,042,005	6,042,005	—	12,084,010
SVS Registration N°254 SVS 06.13.2001	B	2,177,209	4,565,581	4,862,342	56,399,604	68,004,736
SVS Registration N°641 08.23.2010	C	—	—	—	36,252,030	36,252,030
SVS Registration N°759 08.20.2013	C	—	—	6,050,740	18,152,221	24,202,961
SVS Registration N°760 08.20.2013	D	—	—	—	96,823,718	96,823,718
SVS Registration N°760 04.02.2014	E	—	—	—	72,504,067	72,504,067
Yankee Bonds	—	—	—	—	344,551,500	344,551,500
		2,177,209	10,607,586	16,955,087	624,683,140	654,423,022

16.2.4                       Market rating

The bonds issued on the Chilean market had the following rating at September 30, 2014

AA                              :                    ICR Compañía Clasificadora de Riesgo Ltda. rating

AA                              :                    Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market as of September 30, 2014 is the following:

BBB                     :                    Standard&Poors rating

A-                                   :                    Fitch Chile Clasificadora de Riesgo Limitada rating

16.2.5                                      Restrictions

16.2.5.1             Restrictions regarding bonds placed abroad

On September 26, 2013, Andina issued a bond in the U.S. Market (Yankee Bonds) for US$575 million at a coupon rate of 5.000% maturing on October 1, 2023.  These bonds do not have financial restrictions.

16.2.5.2    Restrictions regarding bonds placed in the local market.

Restrictions regarding the issuance of bonds for a fixed amount registered under number 254.

During 2001, Andina placed local bonds in the Chilean market.  The issuance was structured into two series, one of which matured during 2008.

The outstanding series as of September 30, 2014 is Series B for a nominal amount of up to UF 4 million, of which amount UF 3.7 million in bonds were placed with final maturity in the year 2026 at a 6.50%  annual interest rate. The balance of outstanding capital as of  September 30, 2014 is UF2.986 million.

Series B was issued with charge to the Bonds Line registered with the Securities Registrar under number 254 dated June 13, 2001.

Regarding Series B, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of September 30, 2014, Indebtedness Level is 0.87 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows (in thousand Chilean pesos):

As of September 30, 2014, the values of items included in this indicator are the following:	ThCh$
Other current financial liabilities	100,418,149
Other non-current financial liabilities	694,920,035
Total Consolidated Equity	913,418,251

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of September 30, 2014, this index is 1.62 times

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of September 30, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,055,956,757
Unsecured consolidated liabilities payable	1,267,226,926

Restrictions regarding bond lines registered in the Securities Registrar under numbers 640 and 641.

As a consequence of our merger with Coca-Cola Polar S.A., Andina became a debtor of  the following two bonds placed in the Chilean market in 2010:

•             UF 1.0 million of Series A bonds due 2017, bearing an annual interest of  3.00%. As of September 30, 2014, the balance of outstanding capital  is UF 0.750 million

•             UF 1.5 million of Series C bonds due 2031, bearing an annual interest  rate of  4.00%. As of September 30, 2014, the balance of outstanding capital  is UF 1.5 million.

Series A and Series C were issued with charge to the Bond Lines registered with the Securities Registrar, under numbers 640 and 641, respectively, both on August 23, 2010

Regarding Series A and Series C, the Issuer is subject to the following restrictions:

•             Maintain a level of “Net Financial Debt” within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position.   To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer’s financial debt and cash.

As of September 30, 2014, Net Financial Debt was 0.73 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of September 30, 2014, the values of items included in this indicator are the following:	ThCh$
Cash and cash equivalent	128,515,190
Other current financial liabilities	100,418,149
Other non-current financial liabilities	694,920,035
Total Consolidated Equity	913,418,251

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities.

As of September 30, 2014, this index is 1.62 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of September 30, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,055,956,757
Consolidated liabilities payable not guaranteed	1,267,226,926

•             Not carry out investments in instruments issued by related parties, nor carry out with these parties any other operations not related to normal business, in conditions that may be more unfavorable to the Issuer regarding those prevailing in the market.

•             Maintain a level of “Financial net coverage” in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer’s Ebitda for the past 12 months and net financial expenses (financial income less financial expenses) of the issuer for  the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of September 30, 2014 Net Financial Coverage level is 5.48 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of September 30, 2014, the values of items included in this indicator are the following:	ThCh$
(+) Consolidated Ebitda between January 1 and September 30, 2014	192,175,334
(+) Consolidated Ebitda between January 1 and December 31, 2013	254,621,348
(-) Consolidated Ebitda between January 1 and September 30, 2013	163,783,598
Consolidated Ebitda 12 months (between Octuber 1 2013 and September 30, 2014)	283,013,084

(+) Consolidated financial income between January 1 and September 30, 2014	6,546,180
(+) Consolidated financial income January 1 and December 31, 2013	4,973,312
(-) Consolidated financial income January 1 and September 30, 2013	2,400,797
Consolidated financial income 12 months (between Octuber 1 2013 and September 30, 2014)	9,118,695

(+) Consolidated financial costs between January 1 and September 30, 2014	48,344,126
(+) Consolidated financial costs between January 1 and December 31, 2013	28,944,023
(-) Consolidated financial costs between January 1 and September 30, 2013	16,491,868
Consolidated financial costs 12 months (between Octuber 1 2013 and September 30, 2014)	60,796,281

Restrictions regarding bond lines registered in the Securities Registrar under numbers 759 and 760

During 2013 and 2014, Andina placed local bonds in the Chilean market. The issuance was structured into two series.

•             Series C outstanding as of September 30, 2014, for a nominal value of up to UF 3 million, of which bonds were placed for a nominal amount of UF1.0 million with final maturity during year 2020 at an annual interest rate of 3.50% issued against line number 759.  Outstanding capital as of September 30, 2014 is UF 1.0 million.

•             Series D and E outstanding at June 30, 2014 for a total nominal value of UF 8 million, of which UF 4 million were placed in bonds during August, 2013 (series D) and UF 3 million duirng April, 2014 (series E), with final maturity in 2034 and 2035, respectively, issued with charge against line number 760.  The anual interest rates are 3.8% for Series D and 3.75% for Series E. The oustanding capital balance at September 30, 2014 of both series amounts to UF 7.0 million.

Regarding Series C, D and E, the Issuer is subject to the following restrictions:

•             Maintain an indebtedness level where Net Consolidated Financial Liabilities does not exceed Consolidated Equity by 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Payable bearing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of September 30, 2014, Indebtedness Level is 0.71 times of Consolidated Equity.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of September 30, 2014, the values of items included in this indicaror are the following:	ThCh$
Cash and cash equivalent	128,515,190
Other current financial assets	22,754,615
Other current financial liabilities	100,418,149
Other non-current financial liabilities	694,920,035
Total Consolidated Equity	913,418,251

•             Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.30 times of the issuer’s  unsecured consolidated liabilities payable.

As of September 30, 2014, this index is 1.62 times.

The breakdown of accounts with the respective amounts used for the previous calculation is summarized as follows:

As of September 30, 2014, the values of items included in this restriction are the following:	ThCh$
Consolidated assets free of collateral, mortgages or other liens	2,055,956,757
Consolidated liabilities payable not guaranteed	1,267,226,926

•             Maintain, and in no manner lose,  sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•             Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as  any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer.  For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of September 30, 2014 and December 31, 2013, the Company complies with all financial collaterals.

16.2.6                       Repurchased bond

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

Through its subsidiaries, Abisa Corp S.A. (formerly Pacific Sterling), Embotelladora Andina S.A. repurchased its Yankee Bonds issued on the U.S. Market during the years 2000, 2001, 2002, 2007 and 2008. The entire placement amounted to US$ 350 million, of which US$ 200 million are outstanding and are presented after deducting the long-term liability from other financial liabilities.

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. On September 30, 2014 these issues belong to Andina, until December 31, 2012 belong to the subsidiary Abisa Corp S.A., (former Pacific Sterling). On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora Andina S.A., passing the latter to be the creditor of the above mentioned Brazilian subsidiary. As a result, in these consolidated financial statements the assets and liabilities related to the transaction have been eliminated. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary, consequently the effects of exchange rate differences between the dollar and the functional currency of each one have been recorded in other comprehensive incom

16.3.1                       Derivative contract obligations

Please see details in Note 21.

16.4.1              Current liabilities for leasing agreements

									Maturity		Total
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	Up to	90 days	at	at
Name	Country	Tax,ID	Name	Country	Currency	Type	rate	rate	90 days	1 year	09.30.2014	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	10.21%	10.22%	67,459	200,056	267,515	110,098
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reales	Monthly	9.65%	9.47%	8,406	25,219	33,625	6,971
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilean Reales	Monthly	13.00%	13.00%	123,612	394,327	517,939	—
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean Reales	Monthly	13.00%	13.00%	218,462	232,430	450,892	1,370,828
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reales	Monthly	13.06%	13.06%	74,565	213,527	288,092	246,334
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean Reales	Monthly	12.70%	12.70%	207,338	345,931	553,269	1,594,463
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reales	Monthly	12.68%	12.68%	235,789	1,746,337	1,982,126	1,782,674
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	13.49%	13.49%	16,913	2,596	19,509	148,266
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	US$Dollars	Monthly	12.00%	12.00%	16,889	53,799	70,688	56,582

									Total		4,183,655	5,316,216

16.4.2              Non-Current liabilities for leasing agreements 2014 September 30, 2014

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Nominal	1 year to	2 years to	3 years to	4 years to	more	at
Name	Country	Tax, ID	Name	Country	Currency	Type	Rate	Rate	2 years	3 years	4 years	5 years	5 years	09.30.2014
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean Reales	Monthly	10.21%	10.22%	354,593	—	—	—	—	354,593
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reales	Monthly	9.65%	9.47%	20,208	—	—	—	—	20,208
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeracao Ligth Esco	Brazil	Brazilean Reales	Monthly	13.00%	13.00%	1,798,479	17,140,253	—	—	—	18,938,732
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean Reales	Monthly	13.00%	13.00%	64,146	—	—	—	—	64,146
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean Reales	Monthly	13.06%	13.06%	171,552	—	—	—	—	171,552
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean Reales	Monthly	12.70%	12.70%	711,266	—	—	—	—	711,266
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean Reales	Monthly	12.68%	12.68%	1,526,099	—	—	—	—	1,526,099
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	US$Dollars	US$Dollars	Monthly	12.00%	12.00%	169,406	343,519	—	—	—	512,925

												Total		22,299,521

16.4.2     Non-Current liabilities for leasing agreements December 31, 2013

									Maturity
Indebted Entity		Creditor Entity				Amortization	Effective	Noaminal	1 year to	2 years to	3 years to	4 years to	More to	at
Name	Country	Tax, ID	Name	Country	Currency	Type	rate	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2013
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean reales	Monthly	10.21%	10.22%	824,548	—	—	—	—	824,548
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean reales	Monthly	9.65%	9.47%	53,764	—	—	—	—	53,764
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Alfa	Brazil	Brazilean reales	Monthly	13.00%	13.00%	192,802	—	—	—	—	192,802
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Bradesco	Brazil	Brazilean reales	Monthly	13.06%	13.06%	248,187	—	—	—	—	248,187
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Citibank	Brazil	Brazilean reales	Monthly	12.70%	12.70%	671,942	—	—	—	—	671,942
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Santander	Brazil	Brazilean reales	Monthly	12.68%	12.68%	1,437,383	—	—	—	—	1,437,383
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	Brazilean reales	Monthly	13.49%	13.49%	26,057	—	—	—	—	26,057
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	US$Dollars	Monthly	12.00%	12.00%	63,761	71,848	80,960	279,593	—	496,162

												Total		3,950,845

NOTE 17 — TRADE AND OTHER CURRENT ACCOUNTS PAYABLE

a)                 Trade and other current accounts payable are detailed as follows:

Item	09.30.2014	12.31.2013
	ThCh$	ThCh$
Trade accounts payable	109,035,359	162,980,833
Withholdings tax	33,233,476	41,564,170
Others	16,547,229	5,901,295
Total	158,816,064	210,446,298

b)                 The Company maintains commercial lease agreements for forklifts, vehicles, properties and machinery.  These lease agreements have an average duration of one to five years excluding renewal options. No restrictions exist with respect to the lessee by virtue of these lease agreements.

Future payments of the Company´s operating leases are as follows:

09.30.2014
ThCh$
Maturity within one year	3,983,386
Maturity between one and eight years	2,686,172
Total	6,669,558

Total expenses related to operating leases maintained by the Company as of September 30, 2014 and 2013 amounted to ThCh$5,261,246 and ThCh$3,114,662 respectively

NOTE 18 — CURRENT AND NON-CURRENT PROVISIONS

18.1                                 Balances

The balances of provisions recorded by the Company at September 30, 2014 and December 31, 2013 are detailed as follows:

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Litigation (1)	91,828,283	77,812,294
Total	91,828,283	77,812,294

Current	197,320	269,906
Non-current	91,630,963	77,542,388
Total	91,828,283	77,812,294

(1)             Corresponds to the provision for probable fiscal, labor and trade contingency losses based on the opinion of our legal advisors, according to the following breakdown:

Detail (see note 22.1)	09.30.2014	12.31.2013
	ThCh$	ThCh$
Tax Contingencies	85,545,018	73,238,000
Labor Contingencies	4,794,137	4,077,980
Civil Contingencies	1,489,128	496,314
Total	91,828,283	77,812,294

18.2                                 Movements

Movement of provisions is detailed as follows:

	09.30.2014			12.31.2013
Description	Litigation	Others	Total	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening Balance at January	77,812,294	—	77,812,294	6,821,165	195,103	7,016,268

Increase due to business combination	—	—	—	70,902,559	—	70,902,559
Additional provisions	141,380	—	141,380	—	—	—
Increase (decrease) in existing provisions	9,108,602	—	9,108,602	2,109,425	(195,103)	1,914,322
Payments	(2,012,596)	—	(2,012,596)	(2,201,350)	—	(2,201,350)
Increase (decrease) due to foreign exchange differences	6,778,603	—	6,778,603	180,495	—	180,495
Total	91,828,283	—	91,828,283	77,812,294	—	77,812,294

NOTE 19 — OTHER CURRENT AND NON-CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Minimum Dividend	—	1,451,092
Dividend payable	13,323,372	13,489,949
Employee remuneration payable	8,768,713	8,749,678
Accrued vacations	14,955,101	12,690,387
Other	1,840,050	1,987,728
Total	38,887,236	38,368,834

Current	38,390,156	37,446,336
Non-current	497,080	922,498
Total	38,887,236	38,368,834

NOTE 20 — EQUITY

20.1                                 Paid-in capital

Con fecha 21 de agosto de 2013 se produjo la disminución del capital pagado, de pleno derecho, por no haber enajenado a terceros 67 acciones de la serie A y 8.065 acciones de la serie B, que la Sociedad adquirió durante el 2012, de accionistas que ejercieron su derecho a retiro cuando se produjo la fusión con Embotelladoras Coca-Cola Polar S.A., pasando de esta forma el capital pagado de un total de ThCh $270.759.299 a un total de ThCh $270.737.574.

At September 30, 2014 and December 31, 2013, the paid up capital of the Company amounts to ThCh$270,737,574, the distribution and classification is detailed as follows:

20.1.1                       Number of shares:

	Number of shares subscribed		Number of shares paid in		Number of voting shares
Series	2014	2013	2014	2013	2014	2013
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

20.1.2              Equity:

	Subscribed Capital		Paid-in capital
Series	2014	2013	2014	2013
	ThCh$	ThCh$	ThCh$	ThCh$
A	135,379,504.0	135,379,504.0	135,379,504.0	135,379,504.0
B	135,358,070.0	135,358,070.0	135,358,070.0	135,358,070.0
Total	270,737,574.0	270,737,574.0	270,737,574.0	270,737,574.0

20.1.3                       Rights of each series:

•                                                   Series A : Elect 12 of the 14 Directors

•                                                   Series B : Receives an additonal 10% of dividends distributed to Series A and elects 2 of the 14 Directors

20.2    Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the April 2014 Annual Shareholders Meeting, the shareholders authorised to pay out of the 2013 earnings one final dividend to complete 30% required by the law 18.046 and 2 additional dividends payments; one in May, 2014 and the other in August, 2014.

Pursuant to Circular Letter N° 1,945 of the Chilean Superintendence of Securities and Insurance dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as retained earnings for future distribution.

Retained earnings at the date of IFRS adoption amounted to ThCh$ 19,260,703, of which ThCh$ 4,395,134 have been realized at September 30, 2014 and are available for distribution as dividends in accordance with the following:

Description	Event when amount is realized	Amount of accumulated earnings at 01.01.2009	Realized at 09.30.2014	Amount of accumulated earnings at 09.30.2014
		ThCh$	ThCh$	ThCh$
Revaluation of assets	Sale or impairment	12,538,123	(2,872,489)	9,665,634
Foreign currency translation differences of investments in related companies	Sale or impairment	6,393,518	(1,481,482)	4,912,036
Full absorption cost accounting	Sale of products	813,885	(813,885)	—
Post-employment benefits actuarial calculation	Termination of employees	929,560	(493,506)	436,054
Deferred taxes complementary accounts	Amortization	(1,414,383)	1,266,228	(148,155)
Total		19,260,703	(4,395,134)	14,865,569

The dividends declared and paid during 2014 and 2013 are presented below:

Dividend payment date		Dividend type	Profits imputable to dividends	Ch$ per Series A Share	Ch$ per Series B Share
2013	May	Additional	2012	12.30	13.53
2013	June	Interim	2013	12.30	13.53
2013	November	Additional	2012	47.00	51.70
2013	December	Interim	2013	13.10	14.41
2014	May	Additional	Retained Earnings	12.37	13.61
2014	May	Final	2013	1.46	1.61
2014	August	Additional	Retained Earnings	12.37	13.61
2014	September (*)	Interim	2014	13.10	14.41

(*) As of September 30, 2014 this dividend is yet to be paid and in accordance to the agreements of the Board of Directors held during September 2014, will be available to shareholders beginning October 29, 2014.

20.3                                 Effect of the Tax Reform in Chile

In accordance to what has been described in Note 10.1, the effects of the amendments in the valuation of deferred taxes resulting from rate changes introduced by Law N°20,780 caused a ThCh$23,653,937 decrease in accumulated earnings..

20.3                                 Reserves

The balance of other reserves include the following:

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(27,604,073)	(81,527,711)
Cash flow hedge reserve	4,659,570	2,258,144
Reserve for employee benefit actuarial gains or losses	(1,128,824)	(1,128,824)
Legal and statutory reserves	5,435,538	5,435,538
Total	403,063,731	346,738,667

20.3.1                       Polar acquisition

This amount corresponds to the fair value of the issuance of shares of Embotelladora Andina S.A., used to acquire Embotelladoras Coca-Cola Polar S.A.

20.3.2                       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 21).

20.3.3                       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses, that according to IAS 19 amendments must be carried to other comprehensive income.

20.3.4                       Legal and statutory reserves

In accordance with Official Circular No. 456 issued by the Chilean Superintendence of Securities and Insurance, the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled ThCh$ 5,435,538 at December 31, 2009.

20.3.5                       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the consolidated financial statements. Additionally exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. A breakdown of translation reserves is presented below:

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Brazil	(11,934,564)	(36,125,708)
Argentina	(56,155,162)	(46,087,935)
Paraguay	46,343,940	8,586,782
Exchange rate differences in related companies	(5,858,287)	(7,900,850)
Total	(27,604,073)	(81,527,711)

The movement of this reserve for the fiscal periods ended September 30, 2014 and December 31, 2013 respectively is detailed as follows:

Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Brazil	24,191,144	(9,220,656)
Argentina	(10,067,227)	(16,638,937)
Paraguay	37,757,158	8,562,534
Exchange rate differences in related companies	2,042,563	(675,107)
Total	53,923,638	(17,972,166)

20.4                                 Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries that are owned by third parties, Details of this account at September 30, 2014 are as follow:

	Non-controlling Interests
	Percentage %	Shareholders Equity	Income
Detalle	2014	2014	2014
		ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	12,421	889
Andina Empaques Argentina S.A.	0.0209	1,886	328
Paraguay Refrescos S.A.	2.1697	5,987,022	287,018
Vital S.A.	35.0000	8,694,504	(502,698)
Vital Aguas S.A.	33.5000	1,893,745	(39,828)
Envases Central S.A.	40.7300	4,823,600	143,526
Total		21,413,178	(110,765)

20.5                                 Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

The earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	09.30.2014
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	17,273,494	19,000,537	36,274,031
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	36.50	40.15	38.32

	09.30.2013
Earnings per share	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	26,222,206	28,843,325	55,065,531
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (in Chilean pesos)	55.40	60.94	58.17

NOTE 21 —   DERIVATIVE ASSETS AND LIABILITIES

The company held the following derivative instruments at September 30, 2014 and December 31, 2013::

21.1                Derivatives accounted for as cash flow hedges:

a)     Cross Currency Swap Itau Credit

As of September 30, 2014, the Company maintained derivative contracts to ensure U.S. dollar denominated bank liabilities in Brazil amounting to ThUS$ 62,500, to convert them to liabilities in Brazilian Reais. The valuation of these contracts was performed at their fair values, yielding a receivable value of ThCh$7,314,279 at September 30, 2014 which is presented by deducting the hedged financial liability within other non-current financial liabilities. In addition, the excess value of the derivative above the hedged items of ThCh$1,045,006 has been recognized within other equity reserves as of September 30, 2014. The amount of income recognized in results for financial liabilities in US Dollars that were neutralized by the recycling of derivative contracts from equity amounted to ThCh$80,056.

b)     Cross Currency Swaps associated with US Bonds

At September 30, 2014, the Company entered into cross currency swap derivative contracts to convert US Dollar public bond obligations of US$570 million into UF and Real liabilities to hedge the Company’s exposure to variations in foreign exchange rates.  These swap contracts have the same terms of the underlying bond obligation and expire in 2023.  The fair value of these derivatives resulted in a liability of ThCh$25,016,502 at September 30, 2014, which is presented as other non-current financial liabilities.  In addition excess value of the derivative above the hedged items of ThCh$1,430,192 has been recognized within other equity reserves as of September 30, 2014. The ineffective portion amount of ThCh$4,004,265 associated with this hedge was recorded in other gains and losses.

The amount of net earnings recognized in income for financial liabilities in U.S. dollars and those declared as ineffective that were neutralized by the recycling of capital derivative contracts amounted to ThCh$10,189,820.

21.2                Derivatives accounted for as financial assets and liabilities at fair value through profit and loss:

In 2012, 2013 and 2014, the Company entered into foreign currency forward contracts to hedge its exposure to expected future raw materials purchases in US Dollars. The total amount of outstanding forward contracts were US$149.2 million and US$103.3 million at September 30, 2014 and December 31, 2013, respectively, and expire monthly over a twelve month period. These agreements were recorded at fair value, resulting in a net gains of ThCh$1,151,998 for the period ended September 30, 2014, and a net gains of ThCh$392,273 for the period ended September 30, 2013. The fair value of these derivative contracts is an asset in Chile of ThCh$ 4,090,731  and liability of ThCh$ 2,602,292  at September 30, 2014 (assets of ThCh$1,949,958 and liabilities of ThCh$1,985,954 at December 31, 2013). The agreements that ensure future flows of foreign currency have been designated as hedge beginning August 1, 2014, following hedge accounting as of that date. Futures contracts that ensure prices of future materials have not been designated as hedge agreements, whereby its effects on variations in fair value are accounted for directly under statements of income in the “other gains and losses” account.

These derivative contracts do not qualify for hedge accounting and are accounted for as investment contracts with the changes in fair value recorded directly in the income statement each reporting period.

Fair value hierarchy

The Company had total assets related to its foreign exchange derivative contracts of ThCh$36,421,512 and liabilities to ThCh$2,602,292 at September 30, 2014 (assets for ThCh$11,264,459 and liabilities for ThCh$1,985,954 at December 31, 2013). those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities, All the derivative contracts are carried at fair value in the consolidated statement of financial position, The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 :          quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:             Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:             Inputs for assets and liabilities that are not based on observable market data.

During the period ended September 30, 2014, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurements at September, 30 2014
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Cuerrent assets
Other current finncial assets	—	4,090,731	—	4,090,731
Total assets	—	4,090,731	—	4,090,731
Liabilities
Current liabilities
Other current financial liabilities	—	2,602,292	—	2,602,292
Other non-current financial liabilities	—	(32,330,781)	—	(32,330,781)
Total liabilities	—	(29,728,489)	—	(29,728,489)

	Fair Value Measurements at December, 31 2013
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Current assets
Other current financial assets	—	1,949,958	—	1,949,958
Total assets	—	1,949,958	—	1,949,958

Liabilities
Current libilities
Other current financial liabilities	—	1,037,473	—	1,037,473
Other non-current financial liabilitioes	—	(8,366,020)	—	(8,366,020)
Total liabilities	—	(7,328,547)	—	(7,328,547)

NOTE 22 —   CONTINGENCIES AND COMMITMENTS

22.1                                 Lawsuits and other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face judicial or extra-judicial contingencies that might result in material or significant losses or gains, except for the following:

1)        Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$1,618,739. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel.  Additionally Embotelladora del Atlántico S.A. maintains time deposits for an amount of ThCh$969,254 to guaranty judicial liabilities.

2)        Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$90,012,224. Management considers it unlikely that non-provisioned contingencies will affect the Company’s income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as a legal guarantees as of September 30, 2014 and December 31, 2013 amounted to ThCh$122,115,160 and ThCh$114,126,292 respectively

a)             Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga totaling approximately R$1,379,707,155.

The Company rejects the position of the Brazilian tax authority in these procedures, and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and judicial outcomes to date, Management estimates that these procedures do not represent probable losses, and has net recorded a provision on these matters.

Notwithstanding the above, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish that contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 200.6 million equivalent to ThCh$44,939,519. (ThCh$49,042,688 in currency of September 30, 2014).

a)             Tax contingencies on ICMS and IPI causes

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. According to this criteria, an initial provision has been made in the business combination accounting for an amount of R$ 126.3 million equivalent to ThCh$ 28,298,481. (ThCh$30,877,824 in currency of September 30, 2014).

3)        Embotelladora Andina S.A., faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling ThCh$197,320. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

22.2           Direct guarantees and restricted assets:

Guarantees and restricted September as of September 30, 2014 and 2013 are detailed as follows

Provided by			Committed assets		Carrying al	Date of guarantee release
Guarantee in favor of	Name	Relationship	Guarantee	Type	09.30.2014	09-30-2014	12-31-2013	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Diverse suppliers	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Other debtors	—	—	21,172	—	20,105
Bodega San Francisco	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	6,788	6,788	6,788	—	6,788
Gas licuado Lipigas S.A.	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	1,140	1,140	1,140	—	1,140
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,416	3,416	3,416	—	3,416
Nazira Tala	Embotelladora Andina S.A.	Parent Company	Cash and cash equivalents	Cash and cash equivalents	3,508	3,508	3,508	—	3,508
Inmob. e Invers. Supetar Ltda.	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	4,279	4,279	3,216	—	3,216
María Lobos Jamet	Transportes Polar S.A.	Subsidiary	Cash and cash equivalents	Cash and cash equivalents	2,565	2,565	1,000	—	2,565
Reclamantes ações trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other no financial non current assets	17,310,078	17,310,078	17,537,735	—	17,310,078
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	16,736,430	16,736,430	15,554,926	—	16,736,430
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-financial assets	6,947,653	6,947,653	6,550,967	—	6,947,653
Instituciones Gubernamentales	Rio de Janeiro Refrescos Ltda.	Subsidiary	Property, plant and equipment	Property, plant and equipment	81,120,999	81,120,999	74,306,829	—	81,120,999
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	1,422	1,422	1,741	—	1,422
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	2,132	2,132	2,611	—	2,132
Municipalidad Gral. Alvear	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	9,186	9,186	11,249	—	9,186
Municipalidad San Martin Mza	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	25,589	25,589	31,334	—	25,589
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	1,525	1,525	1,867	—	1,525
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	386,401	386,401	473,149	—	386,401
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	3,023	3,023	3,701	—	3,023
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	981,356	981,356	10,828	—	981,356
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial non current assets	6,346	6,346	1,201,674	—	6,346
CICSA	Embotelladora del Atlántico S.A.	Subsidiary	Guarantees CICSA for packaging	Other financial assets	39,593	39,593	—	39,593	—
Locadores varios	Embotelladora del Atlántico S.A.	Subsidiary	Guarantee deposit for rentals	Other financial assets	10,728	10,728	—	10,728	—
Aduana de Ezeiza	Embotelladora del Atlántico S.A.	Subsidiary	Import machinery	Other financial assets corrientes	9,942	9,942	—	9,942	—
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial current assets	8,314	8,314	—	—	8,314
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other no financial current assets	17,363	17,363	—	—	17,363
Banco Santander Rio	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other financial assets	582,989	582,989	—	582,989	—
Banco Galicia	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other financial assets	290,793	290,793	—	290,793	,
Rofex	Embotelladora del Atlántico S.A.	Subsidiary	Cash and cash equivalents	Other financial assets	174,862	174,862	—	174,862	—

					124,688,420

Guarantees that not- involve assets included in the financial statements:

Provided by			Committed assets		Amounts		Date of guarantee release
Guarantee in favor of	Name	Relationshi	Guarantee	Type	09.30.2014	12.31.2013	2014	2015
					ThCh$	ThCh$	ThCh$	ThCh$
Linde Gas Chile	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	359,532	472,149	—	359,532
Central de Restaurantes Aramark Ltda.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	243,515	—	—
Echeverría, Izquierdo Ingeniería y Construcción.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	505,740	487,776	—	505,740
Vigaflow S.A.	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	—	472,149	—	—
Transpores Vic Ben	Embotelladora Andina S.A.	Parent Company	Guarantee insurance	Guarantee insurance	101,000	472,149	101,000	—
Processos trabalhistas	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	607,149	556,149	—	607,149
Processos administrativos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	2,184,809	2,001,285	—	2,184,809
Governo Federal	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	92,846	85,047	—	92,846
Governo Estadual	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	10,309,830	9,174,320	—	10,309,830
Otros	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee insurance	Guarantee insurance	1,333,683	204,520	—	1,333,683

NOTE 23 —  FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks including foreign exchange risk, interest rate risk and price risk. The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. Below is a description of the primary policies established by the Company to manage financial risks.

Interest Rate Risk

As of September 30, 2014, the Company carried all of its debt liabilities at a fixed rate, variability factors are given by the currencies in which they are set: UF and US$ (are variable). As a result, the risk of fluctuations in market interest rates on the Company’s cash flows is low.

The Company’s greatest indebtedness corresponds to bonds of own issuance; the portion of bonds issued in the local market are denominated in Unidades de Fomento, indexed to inflation in Chile (the Company’s sales are correlated with UF variations). If inflation in Chile would have generated a UF variation of 4.68% during the period between January 1 and September 30, 2014 (instead of 3.68%, excluding changes in the level of sales), the Company’s income would have been lower by ThCh$3,147,273.

There are also bonds of own issuance amounting to US$575 million, which are hedged against the fluctuation of the U.S. dollar with cross currency swap agreements.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a) Exposure of foreign investment: this risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to each of the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of September 30, 2014, the Company maintains a net investment of ThCh$80,196,616 in Argentina, composed by the recognition of assets amounting to ThCh$200,122,333  and liabilities amounting to ThCh$119,925,717. These investments reported 24.4% of the Company’s consolidated sales revenues.

As of September 30, 2014, the Argentine peso devalued 11.6% with respect to the Chilean peso

There are currently exchange restrictions in Argentina and a parallel foreign exchange market with a higher exchange rate than the official exchange rate.

If the official exchange rate in Argentina devalued reaching the informal rate of $ 14.7 (50.4% devaluation), the Company would have lower income from the operations in Argentina of ThCh$1,120,152, and a decrease in equity of ThCh$32,983,986, originated by lower asset recognition of ThCh$84,616,185 and lower liabilities recognition of ThCh$51,632,199.

a.2 Investment in Brazil

As of Septiembre 30, 2014, the Company maintains a net investment of ThCh$285,125,880 in Brazil, composed by the recognition of assets amounting to ThCh$818,454,501 and liabilities amounting to ThCh$533,328,619. These investments reported 40.6% of the Company’s consolidated sales revenues.

As of September 30, 2014, the Brazilian Real apreciated 9.2% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operation in Brazil of ThCh$3,247,394, and a increase in equity of ThCh$13,120,469, originated by higher asset recognition of ThCh$38,046,003 and a higher liabilities recognition of ThCh$24,925,534.

a.3 Investment in Paraguay

As of September 30, 2014, the Company maintains a net investment of ThCh$275,932,904 in Paraguay, composed by the recognition of assets amounting to ThCh$320,985,161 and liabilities amounting to ThCh$45,052,257. These investments reported 7,2% of the Company’s consolidated sales revenues

As of September 30, 2014, the Paraguayan Guarani appreciated 16.6% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní apreciated an additional 5% with respect to the Chilean Peso, the Company would have greater income from the operations in Paraguay of ThCh$2,436,407, and an increase in equity of ThCh$11,594,192, originated by higher asset recognition of ThCh$13,701,921  and greater liabilities recognition of ThCh$2,107,729.

b) Net exposure of assets and liabilities in foreign currency:

the risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

As of September 30, 2014, the Company maintains a net liability position totaling ThCh$383,124,405, basically composed of obligations with the public and bank liabilities for ThCh$382,540,762 offset partially by financial assets denominated in dollars for ThCh$10,006,553.

Of total financial liabilities denominated in US dollars, ThCh$37,989,262 come from debts taken by the Brazilian operation and are exposed to the volatility of the Brazilian Real against the US dollar. On the other and ThCh$344,551,500 of US dollar liabilities correspond to Chilean operations, which are exposed to the volatility of the Chilean Peso against the US dollar

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

The Company’s net exposure as of September 30, 2014 to foreign currency over existing assets and liabilities, discounting the derivatives contracts, is an asset position of ThCh$6,426,810.

c) Assets purchased or indexed to foreign currency exposure: this risk originates from purchases of raw materials and investments in property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

Annual purchases of raw materials denominated or indexed in U.S. dollars, amounts to 19.1% of our cost of sales or approximately US$334 million.

In addition, and depending on market conditions, the Company enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollar, which mainly correspond to payment to suppliers of raw materials and fixed assets. US$129.2 million for future purchases have been hedged as of September 30, 2014

According to the percentage of purchases of raw materials which are carried out or indexed to U.S. dollars, a possible change in the value of the US dollar by 5% in the four countries where the Company operates, and excluding derivatives contracts taken to mitigate the effect of currency volatility, keeping everything constant, would lead to a lower accumulated result amounting to ThCh$7,342,084 as of September 30, 2014. Currently, the Company has contracts to hedge this effect only in Chile.

d) Commodities risk

The Company is subject to a risk of price fluctuations in the international markets for sugar, aluminum and PET resin, which are inputs required to produce beverages and, as a whole, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. When allowed by market conditions commodity hedges have also been used in the past. The possible effects that exist in the present consolidated financial statements of a 5% eventual rise in prices of its main raw materials, would be a reduction in our accumulated results for the period ended September 30, 2014 of approximately ThCh$4,665,030. To minimize the risk often supply contracts and anticipated purchases are made when market conditions warrant. Also been used commodity derivative instruments by $20.0 million.

e) Liquidity risk

The products we sell are mainly paid for in cash and short term credit, therefore the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents our contractual and commercial obligations as of September 30, 2014:

	Year of maturity
Item	2014	2015	2016	2017	2018 and more
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	42,741,909	67,757,467	55,687,199	49,453,219	401,986,876
Bonds payable	41,077,080	40,897,162	46,706,836	40,320,245	851,303,437
Operating lease obligations	4,500,097	5,566,208	3,137,743	1,003,399	1,243,811
Purchase obligations	140,885,100	134,753,583	16,412,680	11,533,575	121,087,121
Total	229,204,186	248,974,420	121,944,458	102,310,438	1,375,621,245

NOTE 24 —  EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2014	01.01.2013	07.01.2014	07.01.2013
Description	09.30.2014	09.30.2013	09.30.2014	09.30.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs	592,495,134	476,505,325	198,803,265	152,368,861
Payroll and employee benefits	188,555,194	144,858,877	62,028,877	44,618,789
Transportation and distribution	109,234,026	101,174,847	35,291,055	26,788,162
Marketing	38,914,074	32,561,625	13,604,519	10,504,756
Depreciation and amortization	76,876,877	58,392,704	26,637,383	19,777,360
Repairs and maintenance	25,484,476	17,889,098	10,921,075	7,132,591
Other expenses	112,933,883	109,447,690	42,920,633	49,029,774
Total	1,144,493,664	940,830,166	390,206,807	310,220,293

NOTE 25 —  OTHER INCOME

Other operating income is detailed as follows:

	01.01.2014	01.01.2013	07.01.2014	07.01.2013
Description	09.30.2014	09.30.2013	09.30.2014	09.30.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Gain on disposal of property, plant and equipment	390,692	3,692,030	300,400	2,371,772
Adjustment of judicial deposit (Brazil)	1,019,225	425,040	340,594	170,703
Previous year allownace reversals	797,373	—	—	—
Gain capital in SAAB	—	434,580	—	—
Leao Junior	—	7,068,820	—	7,068,820
Others	144,198	68,591	57,427	50,239
Total	2,351,488	11,689,061	698,421	9,661,534

NOTE 26 —  OTHER EXPENSES

Other expenses are detailed as follows:

	01.01.2014	01.01.2013	07.01.2014	07.01.2013
Detalle	09.30.2014	09.30.2013	09.30.2014	09.30.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Disposal and write-off of property, plant and equipment	2,849,056	6,029,019	175,212	3,547,364
Tax on bank debits	4,319,249	4,479,344	1,448,183	1,588,114
Loss on sale participation Leao Jr (Brazil)	—	1,585,707	—	—
Taxes prior periods	—	3,344,873	—	3,344,873
Professional service fees	631,849	1,231,958	196,866	1,083,510
Distribution restructuring project (Chile)	—	1,455,703	—	225,507
Contingencies	6,596,463	2,035,934	2,807,508	1,133,759
Merger Andina-Polar (see note 13.2)	—	193,639	—	5,463
donations	1,906,625	—	1,828,044	—
Others	374,411	1,651,403	757,208	737,427
Total	16,677,653	22,007,580	7,213,021	11,666,017

NOTE 27 —  —  FINANCIAL INCOME AND COSTS

El detalle de los ingresos y costos financiero, es el siguiente:

a)             Finance income

	01.01.2014	01.01.2013	07.01.2014	07.01.2013
Description	09.30.2014	09.30.2013	09.30.2014	09.30.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	5,819,756	2,243,010	2,365,045	1,109,699
Other interest income	726,424	157,787	3,311	42,485
Total	6,546,180	2,400,797	2,368,356	1,152,184

a)             Finance costs

	01.01.2014	01.01.2013	07.01.2014	07.01.2013
Description	09.30.2014	09.30.2013	09.30.2014	09.30.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	33,366,513	5,723,401	11,347,453	2,646,612
Bank loan interest	11,413,612	8,287,212	3,752,689	2,310,220
Other interest costs	3,564,001	2,481,255	1,881,272	1,448,788
Total	48,344,126	16,491,868	16,981,414	6,405,620

NOTE 28 —  OTHER INCOME AND (EXPENSES)

Other gains and (losses) are detailed as follows:

	01.01.2014	01.01.2013	07.01.2014	07.01.2013
Detalle	09.30.2014	09.30.2013	09.30.2014	09.30.2013
	ThCh$	ThCh$	ThCh$	ThCh$
Restructuring of operations (new Renca plant)	—	(436,101)	—	(65,183)
Gains (loss) on derivative transactions raw materials	1,151,998	392,273	(173,262)	(472,880)
Losses on ineffective portion of hedge derivatives (1)	(4,004,265)	—	(672,083)	—
Previous year allownace reversals	1,411,030	—	—	—
Mulct and penalties	—	(13,299)	—	—
Other income and (expenses)	(2,211)	(205,894)	14,185	(105,946)
Total	(1,443,448)	(263,021)	(831,160)	(644,009)

(1)         See note 21 (a).

NOTE 29 —  THE ENVIRONMENT

The Company has made disbursements totaling ThCh$9,903,371 for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	Period ended September		Future commitments
		Capitalized to property,	To be Recorded	To be capitalized to property,
Country	Recorded as expenses	plant and equipment	as expenses	plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	624,828	—	—	—
Argentina	944,241	1,155,521	285,681	182,488
Brazil	1,849,001	5,232,357	2,338,205	1,275,452
Paraguay	71,793	25,630	—	27,389
Total	3,489,863	6,413,508	2,623,886	1,485,329

NOTE 30 -  AUDITOR’S FEES

Details of the fees paid to the external auditors are as follows:

	01.01.2014	01.01.2013
Description	09.30.2014	12.31.2013
	ThCh$	ThCh$
Remuneration of the Auditor for auditing services	755,423	792,525

NOTE 31 —  SUBSEQUENT EVENTS

On October 29, 2014 a dividend was paid on interim character, which amounted to $ 12.41 for each share of Series A and $ 14.41 for each share of Series B.

Except as provided above there are no subsequent events that may significantly affect the Company’s consolidated financial position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, November 13th, 2014